AMENDED AND RESTATED

OPERATING AGREEMENT

FOR

VENICE DUCK LLC

A CALIFORNIA LIMITED LIABILITY COMPANY

AMENDED AND RESTATED
OPERATING AGREEMENT
FOR
VENICE DUCK LLC
A CALIFORNIA LIMITED LIABILITY COMPANY

THIS AMENDED AND RESTATED OPERATING AGREEMENT (the "Agreement") is made as of July 1, 2014 by and among the parties listed on the signature pages hereof, with reference to the following facts:

A.   The Founding Members have formed Venice Duck LLC (the "Company"), a limited liability company under the laws of the State of California.

B.   The Board and Members desire to adopt and approve an operating agreement for the Company.

NOW, THEREFORE, the Board and Members by this Agreement set forth the operating agreement for the Company under the laws of the State of California upon the terms and subject to the conditions of this Agreement.

ARTICLE 1.
DEFINITIONS

Certain capitalized terms as used in this Agreement, have the meanings set forth in the addendums attached hereto as Exhibits "B" and "C". All terms used in this Agreement that are not defined in Exhibits "B" and "C" shall have the meanings set forth elsewhere in this Agreement.

ARTICLE 2.
ORGANIZATIONAL MATTERS

2.1 <u>Formation</u>. Pursuant to the Act, the Founding Members formed a Manager-managed California limited liability company under the laws of the State of California by filing the Articles with the California Secretary of State on May 24, 2011. The Founding Members entered into an original operating agreement dated May 24, 2011 (the "Original Operating Agreement"). The Board and Members are entering into this Agreement to amend and restate the Original Operating Agreement to govern all aspects of (i) the internal affairs of the Company, (ii) the Members' relations to each other and the Company, (iii) the authority of the Board to act on behalf of the Company, and (iv) all other rights, duties and obligations of the Members and Board. The rights and obligations of the Board and Members shall be determined pursuant to the Act and this Agreement. It is the intention of the Board and the Members in entering into this Agreement to override the default provisions of the Act to the fullest extent permissible. Accordingly, if the rights or obligations of the Board and Members established by this Agreement are different than those provided by the Act in the absence of an agreement, this Agreement shall control unless the Act prohibits this Agreement from varying the specific provision of the Act.

2.2 <u>Name</u>. The name of the Company shall be "Venice Duck LLC." The business of the Company may be conducted under that name or, upon compliance with applicable laws, any other name that the Board deems appropriate or advisable. The Board shall file or cause to be filed any fictitious name certificates and similar filings, and any amendments thereto, that the Board considers appropriate or advisable.

2.3 <u>Term</u>. The term of this Agreement shall commence on the date that the Articles are filed with the California Secretary of State and continue until terminated in accordance with Article 10. The Company shall not dissolve following the Dissociation of any Member.

2.4 <u>Office and Agent</u>. The Company shall continuously maintain an office and registered agent in the State of California as required by the Act. The principal office of the Company shall be as the Board may determine. The Company also may have such offices, anywhere within and without the State of California, as the Board from time to time may determine, or the business of the Company may require. The registered agent shall be as stated in the Articles or as otherwise determined by the Board.

2.5 <u>Purposes of Company</u>. The purpose of the Company is to engage in any lawful activity for which a limited liability company may be organized under the Act. Notwithstanding the foregoing, the Company shall not engage in any business other than the development, production, manufacturing, marketing and selling of a number of seasonal and specialized beers such as stouts, pale ales, IPA's, porters, Blonde ales, and a number of specialized ales/lagers with proprietary formulas to be developed by the Company and to conduct any business or activity incidental thereto, including without limitation, financing and sale of the business (the "Business"). It is the intention of the Company to develop, acquire, lease, own and operate a Microbrewery in Venice California at such time as the Company's finances permit, but in the meantime to produce beer on a contract manufacturing basis.

ARTICLE 3.
CAPITAL CONTRIBUTIONS

3.1 <u>Initial Capital Contributions</u>.

3.1(a) The initial Capital Contributions of the Members are set forth on Exhibit A and the Members are hereby admitted to the Company. The Members, other than the Founding Members and Services Members (the "Phase One Members") are contributing $100,000 to the Company consisting of 10 Membership Interest units at $10,000 each. Each such unit represents a Membership Interest with an attendant Percentage Interest of 1%.

3.1(b) The Members have determined that the fair market value of the Company as of July 1, 2014 is $112,000 and the Capital Accounts of the Phase One Members and Founding Members are as shown on Exhibit "A". For purposes of this Agreement, each Member's Capital Account balance shall also be the initial amount of such Member's Unreturned Capital Contributions.

3.1(c) The Company hereby admits the Services Members as Members with Membership Interests in the Company with attendant Percentage Interests as shown on Exhibit "A", which Membership Interests shall be a "profits interest" as defined in Internal Revenue Service's Revenue Procedure 93-27. Each Services Member shall make a Section 83(b) election under the Code with respect to his, her or its Membership Interest.

3.2 <u>Additional Capital Contributions</u>. The Members shall not be required to contribute additional capital to the Company except as specified in this Section 3.2. If, however, the Board determines, in its sole discretion, that additional capital is necessary, it may, from time to time, cause the Company to attempt to borrow all or a portion of the necessary amount, or, by written notice, call for additional Capital Contributions to be made by all Members. Each Member shall contribute his, her or its share of the additional Capital Contributions called for (in accordance with his, her or its Percentage Interest) in cash on or before the due date specified in the written notice, which due date shall be no less than thirty (30) days from the date of this written notice. A Member shall not be personally liable to the Company for his, her or its share of the additional Capital Contribution requested. If a Member (a "Non-Contributing Member") fails to make his, her or its share of the additional Capital Contributions called for on or before the due date specified in the Board's written notice, the Board, in its sole discretion, may do any or all of the following on ten (10) days' prior written notice to the Non-Contributing Member:

3.2(a) accept all or a portion of the Non-Contributing Member's unpaid share of the additional Capital Contributions from any or all of the other Members, or admit additional Members to make Capital Contributions equal to all or a portion of the Non-Contributing Member's unpaid share of the additional Capital Contributions, in which case the Percentage Interests of the Non-Contributing Member and the contributing Member(s) shall be adjusted to be in the same proportion as their respective aggregated Capital Contributions (Solely for purposes of this Section 3.2, the Founding Members' Percentage Interests attributable to services contributed, for which the contributing Founding Member and Service Member did not receive a Capital Account credit, shall have a hypothetical, initial Capital Contribution value equal to $10,000 for each 1% Percentage Interest; or

3.2(b) cause the Company to borrow an amount equal to all or a portion of the Non-Contributing Member's unpaid share of the additional Capital Contributions, and the amount so borrowed and all expenses incurred by the Company in connection with such borrowing (including, without limitation, interest, loan charges and attorneys' fees) shall be paid out of the first Distributions by the Company which otherwise would have been made to the Non-Contributing Member.

3.2(c) The Members acknowledge and agree that the Board intends to raise a second phase of additional capital, currently anticipated to be approximately $600,000 (the "Phase Two Investment"), to fund the establishment of the Company's own microbrewery and intends to issue additional Membership Interests and admit additional Members (the "Phase Two Members") to accomplish this. The issuance of such additional Membership Interests with attendant Percentage Interests of up to 20% will not dilute the Phase One Members. Additional Membership Interests issued by the Company with attendant Percentage Interests in excess of 20% will dilute all of the Members.

3.3 <u>Capital Accounts</u>. The Company shall maintain on its books a Capital Account for each Member in accordance with Section 1.2 of Exhibit "C".

3.4 <u>Treatment of Capital Contributions</u>. Except as otherwise specifically set forth in this Agreement, no Member shall:

3.4(a) receive any interest on his, her or its Capital Contributions or on the balance in his, her or its Capital Account;

3.4(b)   have the right to withdraw or reduce his, her or its Capital Contributions or to receive any Distributions from the Company except for the Distributions to be made in accordance with this Agreement;

3.4(c)   have the right to demand or receive property other than cash in return for his, her or its Capital Contributions or as Distributions;

3.4(d)   be compelled to accept a Distribution of any asset in kind from the Company in lieu of a proportionate Distribution of cash being made to other Members; or

3.4(e)   have priority over any other Member with respect to a return of Capital Contributions or the allocations of Profits, Losses or Distributions of Distributable Cash, except as set forth in this Agreement.

3.5 No Obligation to Fund Capital Account Deficit. Notwithstanding anything to the contrary in this Agreement, if, after the liquidation, allocations and Distributions described in Section 10.5, a Member has a deficit balance in his, her or its Capital Account, such Member shall not be required to fund any such deficit balance in his, her or its Capital Account.

3.6 Member Loans. Any Member or an Affiliate may make a loan to the Company requested by the Board to the extent required to pay the Company's operating expenses, including debt service. Unless the Board and the lending Member otherwise agree, any such loan shall bear interest equal to two percent (2%) per annum in excess of the Prime Rate, in effect from time to time, as reported in the Wall Street Journal (Western Edition) in its general guide to money rates as the base rate on corporate loans at large U.S. money center commercial lenders. If this rate is reported as a range of rates, the Prime Rate shall be the highest rate reported in such range. If this interest rate exceeds the maximum rate of interest that may be charged by law, the interest rate for any such loan shall be reduced to the maximum legal rate. The interest rate shall change each time the Prime Rate changes effective on the date the change in the Prime Rate is reported in the Wall Street Journal (Western Edition), and provide for the payment of principal and any accrued but unpaid interest in accordance with the terms of the promissory note evidencing such loan, but in no event later than upon dissolution of the Company.

ARTICLE 4.
MEMBERS

4.1 Limited Liability. Except as required under the Act or as expressly set forth in this Agreement, no Member shall be personally liable for any debt, obligation, or liability of the Company, whether that liability or obligation arises in contract, tort, or otherwise.

4.2 Admission of Additional Members. The Board may admit to the Company additional Members, which may include additional investment from existing Members, from time to time, subject to the following:

(i) The Board must consent to the admission;

(ii) The additional Members shall make Capital Contributions in such amount and on such terms as the Board determines to be appropriate based upon the needs of the Company, the net value of the Company's assets, the Company's financial condition, and the benefits anticipated to be realized by the additional Members;

(iii) The Membership Interests to be issued to the additional Members may be of different classes than the Membership Interests held by the existing Members, may have different rights, preferences and privileges than the Membership Interests held by the existing Members, which may include preferred returns or other distribution priorities which are prior to the distribution returns to existing Members; and

(iv) No additional Member shall be admitted if the effect of such admission would be to terminate the Company within the meaning of Code Section 708(b).

4.3 Transactions with the Company. Subject to any limitations set forth in this Agreement and with the prior approval of the Board after full disclosure of the Member's involvement, a Member may lend money to and transact other business with the Company. Subject to other applicable law, such Member has the same rights and obligations with respect thereto as a Person who is not a Member.

4.4 Remuneration to Members. Except as specifically authorized in this Agreement, no Member is entitled to remuneration for acting in the Company business, subject to the entitlement of the Board or Members winding up the affairs of the Company to reasonable compensation pursuant to Section 10.3.

4.5 <u>Voting Rights</u>. Except as expressly provided in this Agreement or the Articles, Members shall have no voting, approval or consent rights. The following matters shall require the Vote, approval or consent of a Majority Interest of the Members in order to authorize or approve such act, with each Member having a number of votes equal to his, her or its Percentage Interest in the Company:

4.5(a)   The election of a Board Member under Section 5.2;

4.5(b)   The approval or ratification of a transaction alleged to violate the Board's Duty of Loyalty pursuant to Section 5.5.

4.5(c)   Payment of Compensation to the Board in excess of that provided for in Section 5.6.

4.5(d)   The sale of all or substantially all of the Company's assets in a single transaction or series of related transactions.

4.5(e)   Any material amendment of the Articles or this Agreement as provided in Article 12;

4.5(f)   A decision to merge the Company with or convert it into another entity; or

4.5(g)   Dissolution of the Company in accordance with Section 10.1(b).

Voting by the Members shall be conducted in accordance with the Act; provided, however, if a Member fails to respond to any Vote requested by the Board within the applicable time period for the Vote, such failure to respond shall be deemed a Vote in favor of the Board' proposal.

4.6 <u>Meetings of Members</u>. Meetings of Members may be held in accordance with the Act.

4.7 <u>Members Have No Managerial Authority</u>. The Members shall have no power to participate in the management of the Company except as expressly authorized by this Agreement or the Articles and except as expressly required by the Act in a provision that cannot be waived or varied by this Agreement. No Member, acting solely in such capacity, is an agent of the Company. Unless expressly and duly authorized in writing to do so by the Board, no Member shall have any power or authority to bind or act on behalf of the Company in any way, to pledge its credit, to execute any instrument on its behalf, or to render it liable for any purpose.

4.8 <u>Waiver of Dissenters' Rights</u>. The Members hereby waive all of their statutory dissenters' rights pursuant to Article 11 of the Act and agree that in connection with any reorganization approved in accordance with this Agreement to accept the consideration to which the Members are entitled as a result of such reorganization.

4.9 <u>Licensing Matters.</u> Each Member covenants and agrees to provide all information, execute all documents, and do all other things requested (without, however, assuming any monetary liability) by the Board in connection with the Company's application for, or obtaining of, any liquor, beverage, entertainment, operating or other license or permit sought by the Company. The Members acknowledge that the Company may require that the Members provide certain information or documents, and may require the Members' execution of such documents and other certificates, in connection with the Company's operations and activities, including but not limited to any application for and ownership of licenses related to the production, manufacture and sale of alcoholic beverages. Each Member covenants and agrees to fully cooperate with the Company and the Board in connection with the foregoing. If the Board determines in its sole and absolute discretion that the Member's continued ownership of a Membership Interest is prohibited by any such license or permit or that the Company's compliance with any such license or permit is jeopardized by the Member's continued ownership of a Membership Interest or if any Member fails to provide such cooperation or fails to provide all of the information, documents, certificates and other things requested by the Board within ten (10) days of written request therefor, then, upon the written election of the Board, to be exercised in the Board's sole and absolute discretion, such Member shall sell to the Company or any person designated by the Board, such Member's Membership Interest. The purchase price and other terms and conditions of sale of the Membership Interest shall be determined in accordance with Article 8, with all time periods being calculated from the date of the Board's written notice pursuant to this Section 4.9. Any failure by the Company or the Board to request any information, documents, certificates or any other things from any Member at any time or from time to time shall not constitute a waiver of the right to do so at any other time or the application of the aforementioned provisions at any such other time.

ARTICLE 5.
MANAGEMENT AND CONTROL OF THE COMPANY

  5.1 Management of the Company by Board.

    5.1(a) Exclusive Management by Board. The business, property and affairs of the Company shall be managed exclusively by the Board. Except for situations in which the approval of the Members is expressly required by the Articles or this Agreement, the Board shall have full, complete and exclusive authority, power, and discretion to manage and control the business, property and affairs of the Company, to make all decisions regarding those matters and to, perform or cause to be performed any and all other acts or activities customary or incident to the management of the Company's business, property and affairs.

    5.1(b) Agency Authority of Board. The Board is authorized to endorse checks, drafts, and other evidences of indebtedness made payable to the order of the Company, and to sign contracts and obligations on behalf of the Company. This authority may be exercised by any authorized Board Member or officer of the Company.

    5.1(c) Decision-making Protocol. The rights and powers of the Board hereunder shall be exercised by the Board Members in such manner as they may agree. In the absence of an agreement between the Board Members, and except as otherwise provided herein, all consents, approvals and decisions of the Board shall require the affirmative concurrence of all of the Board Members, and no Board Member shall exercise any of such rights and powers without the consent or approval of all of the Board Members.

  5.2 Board is Manager.

    5.2(a) Number, Designation and Election. The Manager of the Company will be a committee (the "Board") which shall consist of two (2) Board members (each a "Board Member") who initially shall be John Binder and Patrick Palmerston. For purposes of this Agreement, the term "Board" shall be synonymous with the term "Manager" as used in the Act. Except as provided herein or in the Articles, a Person must be a Member or an Affiliate of a Member to serve as a Board Member.

    5.2(b) Vacancies. Any vacancy in the Board occurring by reason of an increase in the number of Board Members shall be filled by a Majority Interest of the Members. Any vacancy in the Board occurring by reason of the death, resignation, disqualification, removal or inability to act of any Board Member or otherwise shall be filled by the remaining Board Member or if there is no remaining Board Member by the affirmative Vote of Members holding a Majority Interest. Any such event shall not affect such Board Member's direct or indirect interest as a Member.

5.2(c)   Resignation and Removal. Any Board Member may resign at any time by giving written notice to the Board. Unless otherwise specified in such written notice, such resignation shall take effect on receipt thereof by the Board, and the acceptance of such resignation shall not be necessary to make it effective. Any such resignation shall not affect such Board Member's direct or indirect interest as a Member. The Members shall not have the right to remove a Board Member.

5.2(d)   Duties and Powers.   Except as provided elsewhere herein or as provided by non-waivable provisions of applicable law, the Board shall have full and complete authority, power and discretion over, and shall be responsible for, the direction, control and management of the affairs, operations, property and interests of the Company and may exercise all powers of the Company necessary, convenient or incidental to or in furtherance of the purposes described herein, including all powers, statutory or otherwise. Unless authorized by action of the Board, an individual Board Member does not have the power to bind the Company.

5.2(e)   Quorum.   At all meetings of the Board the presence of all of the then total number of Board Members shall be necessary and sufficient to constitute a quorum for the transaction of business, except as otherwise provided by law, by the Articles, or by this Agreement. A majority of the Board Members present at the time and place of any regular or special meeting, although less than a quorum, may adjourn the same from time to time without further notice, until a quorum shall be present.

5.2(f)   Voting; Manner of Acting. Unless otherwise agreed pursuant to Section 5.1(c), the unanimous Vote or approval of all Board Members present at a duly constituted meeting of the Board at a time where a quorum exists shall constitute an action or approval by the Board.

5.2(g)   Action Without a Meeting. Any action that may be taken by the Board at a meeting may be taken without a meeting if a consent in writing, setting forth the action so to be taken, shall be signed by all of the Board Members.

5.2(h)   Participation. Board Members may participate in a meeting through use of conference telephone, electronic video screen communication, or electronic transmission by and to the Company so long as (i) for meetings using conference telephone or electronic video screen, all Board Members participating in the meeting are able to hear one another, and (ii) for meetings through electronic transmission by and to the Company (other than conference telephone and electronic video screen communication), each participant can communicate with all of the other Board Members concurrently and has the means of participating in all matters before the Board, including, without limitation, the capacity to propose, or to interpose an objection to, a specific action to be taken by the Company.

5.3 Performance of Duties; Liability of Board. The Board shall perform its managerial duties consistent with the: (i) obligation of good faith and fair dealing required by the Act and (ii) the Duty of Care that the Board owes the Company and its Members pursuant to the Act. In performing its duties, the Board shall be entitled to rely on information, opinions, reports, or statements, including financial statements and other financial data, of the following persons or groups unless it has knowledge concerning the matter in question that would cause such reliance to be unwarranted and provided that the Board acts in good faith and after reasonable inquiry when the need therefor is indicated by the circumstances:

5.3(a) one or more officers, employees or other agents of the Company whom the Board reasonably believes to be reliable and competent in the matters presented; or

5.3(b) any attorney, independent accountant, or other person as to matters which the Board reasonably believes to be within such person's professional or expert competence.

A Board Member who so performs the duties of a Board Member shall not have any liability by reason of being or having been a Board Member of the Company. A Board Member shall not be liable to the Company or to any Member for any loss or damage sustained by the Company or any Member, unless the loss or damage shall have been the result of fraud, gross negligence, reckless conduct, intentional misconduct or a knowing violation of law by the Board Member.

5.4 Devotion of Time. A Board Member is not obligated to devote all of his or her time or business efforts to the affairs of the Company. A Board Member shall devote whatever time, effort, and skill as he or she deems appropriate for the operation of the Company.

5.5 <u>Transactions between the Company and Board</u>. Notwithstanding that it may constitute a conflict of interest, with the unanimous approval of the Board but without the consent or approval of the Members being required, a Board Member may, and may cause his or her Affiliates to, engage in any transaction (including, without limitation, the purchase, sale, lease, or exchange of any property or the rendering of any service, or the establishment of any salary, other compensation, or other terms of employment) with the Company so long as such transaction is not expressly prohibited by this Agreement and so long as the terms and conditions of such transaction, on an overall basis, are fair and reasonable to the Company and are at least as favorable to the Company as those that are generally available from Persons capable of similarly performing them and in similar transactions between parties operating at arm's length. The Members acknowledge and agree that these transactions do not violate the Board's Duty of Loyalty to the Company and its Members, that there are efficiencies and benefits for the Company from these related-party transactions and that the Members entered into this Agreement with the specific understanding that these related-party transactions would occur. Although not required, if any Member alleges that any transaction involving the Board violates the Board's Duty of Loyalty, the Board may seek the approval or ratification of such transaction from the Members following full disclosure of all material facts concerning the questioned transaction and a Majority Interest of the Members may accordingly approve or ratify such transaction.

5.6 <u>Payments to Board</u>. The Members acknowledge and agree that the Company shall pay compensation of $20,000 per year to the Board to be allocated among the Board Members as the Board determines for their services in managing and operating the Company's business. These payments may be increased each year as determined by the Board by the amount of the cost of living increase from year to year as determined by reference to the Consumer Price Index-All Urban Consumers for the Los Angeles-Riverside-Orange County, California area, but in no event to exceed $100,000 per year. The Members further acknowledge and agree that the Company shall pay the Board a management fee equal to three Percent (3%) of the Company's gross revenue for such Fiscal Year for their services in managing the Company's Business and affairs; provided, however, until the Members commence receiving Distributions of Distributable Cash pursuant to Section 6.4(b), the Management Fee will be reduced to two Percent (2%). The management fee shall be allocated among the Board Members equally or as they shall otherwise mutually agree.

5.7   Expenses. The Company shall reimburse the Board and its Affiliates for the actual cost of goods and materials used for or by the Company and for ordinary and necessary business expenses incurred by the Board and its Affiliates in the performance of the Board's duties hereunder in accordance with Company's policies and procedures for making such reimbursements. The Company shall also pay or reimburse the Board and its Affiliates for organizational expenses (including, without limitation, legal and accounting fees and costs) incurred to form the Company, prepare the Articles and this Agreement and otherwise advanced by them on behalf of the Company in connection with the development and conduct of the Company's Business.

5.8   Acts of Board as Conclusive Evidence of Authority. Any note, mortgage, evidence of indebtedness, contract, certificate, statement, conveyance, or other instrument in writing, and any assignment or endorsement thereof, executed or entered into between the Company and any other person, when signed by a Board Member in accordance with Section 5.1(b) is not invalidated as to the Company by any lack of authority of the signing Board Member in the absence of actual knowledge on the part of the other person that the signing Board Member had no authority to execute the same.

5.9   Officers.

5.9(a)   Appointment of Officers. The Board may appoint officers at any time. The officers shall have such titles, exercise such powers and perform such duties as shall be determined from time to time by the Board. The officers shall serve at the pleasure of the Board, subject to all rights, if any, of an officer under any contract of employment. Any individual may hold any number of offices. No officer need be a resident of the State of California or citizen of the United States.

5.9(b)   Removal, Resignation and Filling of Vacancy of Officers. Subject to the terms of any contract of employment, any officer may be removed, either with or without cause, by the Board at any time. Subject to the terms of any contract of employment, any officer may resign at any time by giving written notice to the Board. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice; and, unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Company under any contract to which the officer is a party.

5.9(c)   <u>Salaries of Officers</u>. Subject to Sections 5.6 and 5.7, the salaries of all officers and agents of the Company shall be determined by the Board.

5.9(d)   <u>Acts of Officers as Conclusive Evidence of Authority</u>.   Any note, mortgage, evidence of indebtedness, contract, certificate, statement, conveyance, or other instrument in writing, and any assignment or endorsement thereof, executed or entered into between the Company and any other person, when signed by any two officers of the Company, is not invalidated as to the Company by any lack of authority of the signing officers in the absence of actual knowledge on the part of the other person that the signing officers had no authority to execute the same.

5.10 <u>Limited Liability</u>. No person who is a Board Member or officer or both a Board Member and officer of the Company shall be personally liable under any judgment of a court, or in any other manner, for any debt, liability or obligation of the Company, whether that debt, liability or obligation arises in contract, tort, or otherwise, solely by reason of being a Board Member or officer or both a Board Member and officer of the Company. The liability of the Board and the Board Members for monetary damages shall be eliminated to the fullest extent permissible under Section 17701.10(g) of the Act.

ARTICLE 6.
ALLOCATIONS OF PROFIT AND LOSS AND DISTRIBUTIONS

6.1   <u>Time of Allocations and Distributions</u>. Distributions of Distributable Cash and the determination of Profit and Loss allocations shall be made as soon as practicable after the end of each Fiscal Year of the Company. The Board may, in its sole discretion, make distributions of Distributable Cash at intervals during a Fiscal Year, and prior to the final determination of Profit and Loss allocations and Distributions to be made for that Fiscal Year. However, any Distributions prior to the end of a Fiscal Year shall be deemed only an advance against the Distributions to be made at the end of that Fiscal Year and shall be subject to a final determination of the actual amount to be distributed for that Fiscal Year.

6.2   <u>Allocations of Profits and Losses</u>. In each Fiscal Year of the Company, Profits and Losses shall be allocated to the Members as provided in Exhibit "C".

6.3   <u>Sharing Between Transferor and Transferee</u>.

6.3(a)   Upon the Transfer of all or any part of the Membership Interest of a Member, Profits and Losses shall be allocated between the Transferor and Transferee on the basis of the computation method which in the reasonable discretion of the Board is in the best interests of the Company, provided such method is in conformity with the methods prescribed by Section 706 of the Code and Regulations Section 1.706-1(c)(2)(ii). Distributions of Distributable Cash shall be made to the holder of record of an Economic Interest on the date of distribution. Any Transferee of an Economic Interest shall succeed to the Capital Account of the Transferor Member to the extent it relates to the Transferred Economic Interest; provided, however, that if such Transfer causes a termination of the Company pursuant to Section 708(b)(1)(B) of the Code, the Capital Accounts of all Members, including the Transferee, shall be redetermined as of the date of such termination in accordance with Regulations Section 1.704-1(b).

6.3(b)   Subject to the provisions of Regulations Section 1.704-1(b), adjustments to the adjusted tax basis of Company property under Section 743 and 732(d) of the Code shall not be reflected in the Capital Account of the transferee Member or on the books of the Company, and subsequent Capital Account adjustments for distributions, depreciation, amortization, and gain or loss with respect to such property shall disregard the effect of such basis adjustment.

6.4   <u>Distribution of Distributable Cash</u>. Except as provided in Section 10.5, in each Fiscal Year of the Company, Distributions of Distributable Cash from any source shall be made (a) first, eighty percent (80%) to the Phase One Members and Phase Two Members once admitted pro rata in accordance with their Percentage Interests and twenty percent (20%) to the Founding Members pro rata in accordance with their Percentage Interests until, over the life of the Company, the Founding Members, Phase One Members and Phase Two Members once admitted have received distributions of Distributable Cash pursuant to this Section 6.4(a) equal to the amount of their Unreturned Capital Contributions; (b) second, fifty percent to the Founding Members and Services Members pro rata in accordance with their Percentage Interests and fifty percent (50%) to the Phase One Members and Phase Two Members once admitted pro rata in accordance with their Percentage Interests until, over the life of the Company, the Phase One Members and Phase Two Members once admitted have received distributions of Distributable Cash pursuant to this Section 6.4(b) equal to twenty five percent (25%) their Capital Contributions; and (c) thereafter, seventy percent (70%) to the Founding Members and Services Members, pro rata in accordance with their Percentage

Interests, ten percent (10%) to the Phase One Members, pro rata in accordance with their Percentage Interests and up to twenty percent (20%) to the Phase Two Members once admitted pro rata in accordance with their Percentage Interests; provided, however, that prior to the admission of the Phase Two Members or if the Phase Two Members aren't issued Membership Interests with aggregate attendant Percentage Interests totaling 20%, the Percentage Interests and Distributions to the Founding Members will be increased by the corresponding amount of Percentage Interests below 20% so that all Percentage Interests for all purposes, including Distributions pursuant to this Section 6.4(c), will equal 100%. The Phase One Members acknowledge and agree that the Phase Two Members once admitted will be distributed Distributable Cash pro rata and pari passu with the Phase One Members.

6.5 <u>Tax Draw</u>. Notwithstanding Section 6.4, but subject to the availability of Distributable Cash, there shall be distributed to each Member, including the Founding Members, at such times as may be determined by the Board, prior to any other Distributions hereunder, an amount equal to the product of (1) the excess of the amount of Profits over Losses and other items of deduction allocated to the Member for the current and all prior Fiscal Years and (2) the maximum effective federal and California personal income tax rates expressed as a decimal fraction (a "Tax Draw"). The Board may make reasonable estimates of Profit or Loss for purposes of making Tax Draws during a Fiscal Year. Each Tax Draw shall constitute an advance against the amounts otherwise distributable to Members under Section 6.4.

6.6 <u>In-Kind Distributions</u>. Assets of the Company (other than cash) shall not be distributed in kind to the Members without the prior approval of the Board. If any assets of the Company are distributed to the Members in kind for purposes of this Agreement, such assets shall be valued on the basis of the Gross Asset Values thereof (without taking into account Section 7701(g) of the Code) on the date of Distribution. Any Member entitled to any interest in such assets shall receive such interest as a tenant-in-common with the other Member(s) so entitled with an undivided interest in such assets in the amount agreed to by such Members. Upon such Distribution, the Capital Accounts of the Members shall be adjusted to reflect the amount of gain or loss that would have been allocated to the Members pursuant to the appropriate provisions of this Agreement had the Company sold the assets being distributed for their Gross Asset Values (taking into account Section 7701(g) of the Code) immediately prior to their Distribution.

6.7   Restriction on Distributions.

6.7(a)   No Distribution shall be made if, after giving effect to the Distribution:

(i)   The Company would not be able to pay its debts as they become due in the ordinary course of business; or

(ii)   The Company's total assets would be less than the sum of its total liabilities plus, unless this Agreement provides otherwise, the amount that would be needed, if the Company were to be dissolved at the time of the Distribution, to satisfy the preferential rights of other Members, if any, upon dissolution that are superior to the rights of the Member receiving the Distribution.

6.7(b)   The Board may base a determination that a Distribution is not prohibited hereunder on any of the following:

(i)   Financial statements prepared on the basis of accounting practices and principles that are reasonable in the circumstances;

(ii) A fair valuation; or

(iii)   Any other method that is reasonable in the circumstances.

The effect of a Distribution is measured: (i) as of the date the Distribution is authorized if the payment occurs within 120 days after the date of authorization, (ii) the date payment is made if it occurs more than 120 days of the date of authorization or (iii) as of the date paid or the obligation for payment incurred in the case of a Membership Interest purchase or redemption.

6.7(c)   A Board Member who authorizes a Distribution in violation of this Agreement or the Act is personally liable to the Company for the amount of the Distribution that exceeds what could have been distributed without violating this Agreement or the Act if it is established that the Board Member did not act in compliance with Section 6.7(b) or Section 10.5. A Member who receives a Distribution knowing that it was made in violation of Section 6.7(a), Section 10.5 or the Act is personally liable to the Company for the amount of the Distribution that exceeds what could have been distributed to such Member without violating this Agreement or the Act. Each such Member or Board Member shall repay to the Company the amount of the Distribution which violates this Agreement or the Act in readily available funds within five (5) business days following the Company's written demand for repayment. Any Member or Board Member who is so liable shall be entitled to compel contribution from (i) each other Member or Board Member who also is so liable and (ii) each Member or Economic Interest Owner for the amount the Member or Economic Interest Owner received with knowledge of facts indicating that the distribution was made in violation of this Agreement or the Act.

6.8 Return of Distributions. Except for Distributions made in violation of the Act or this Agreement for which the Members are liable pursuant to Section 6.7(c), no Member or Economic Interest Owner shall be obligated to return any Distribution to the Company or pay the amount of any Distribution for the account of the Company or to any creditor of the Company. The amount of any Distribution returned to the Company by a Member or Economic Interest Owner or paid by a Member or Economic Interest Owner for the account of the Company or to a creditor of the Company shall be added to the account or accounts from which it was subtracted when it was distributed to the Member or Economic Interest Owner.

ARTICLE 7.
TRANSFER AND ASSIGNMENT OF INTERESTS

7.1 Transfer and Assignment of Interests. No Member shall be entitled to Transfer all or any part of his, her or its Membership Interest except with the prior written consent of the Board, which consent may be given or withheld, conditioned or delayed (as allowed by this Agreement or the Act), as the Board may determine in its sole discretion. Transfers in violation of this Article 7 shall only be effective to the extent set forth in Section 7.7. After the consummation of any Transfer of any part of a Membership Interest, the Membership Interest so Transferred shall continue to be subject to the terms and provisions of this Agreement and any further Transfers shall be required to comply with all the terms and provisions of this Agreement. A Transfer of a Membership Interest as permitted by this Section 7.1 or Section 7.4 shall not constitute a Dissociation, nor shall it cause a dissolution of the Company.

7.2 Further Restrictions on Transfer of Membership Interests. In addition to other restrictions found in this Agreement, no Member shall Transfer all or any part of his, her or its Membership Interest: (i) without registration under applicable federal and state securities laws, or if requested by the Board, unless the Member delivers an opinion of counsel satisfactory to the Board that registration under such laws is not required; and (ii) if the Membership Interest to be transferred, assigned, sold or exchanged, when added to the total of all other Membership

Interests sold or exchanged in the preceding twelve (12) consecutive months prior thereto, would cause the termination of the Company under the Code, as determined by the Board.

7.3 <u>Substitution of Members</u>. A Transferee of a Membership Interest shall have the right to become a substitute Member only if (i) the requirements of Sections 7.1 and 7.2 relating to consent of the Board, securities and tax requirements hereof are met, (ii) such Person executes an instrument satisfactory to the Board accepting and adopting the terms and provisions of this Agreement, and (iii) such Person pays any reasonable expenses in connection with his, her or its admission as a new Member. The admission of a substitute Member shall not result in the release of the Member who assigned the Membership Interest from any liability that such Member may have to the Company.

7.4 <u>Family and Affiliate Transfers</u>. The Membership Interest of any Member may be Transferred by such Member, subject to compliance with Section 7.2, upon consent of the Board, which shall not be unreasonably withheld, (i) by <u>inter</u> <u>vivos</u> gift or by testamentary transfer to any spouse, parent, sibling, in-law, child, grandchild or domestic partner (meeting the requirements of Section 297 of the California Family Code) of the Member, or to a trust for the benefit of the Member or such spouse, parent, sibling, in-law, child, grandchild or domestic partner of the Member, or (ii) to any Affiliate of the Member (a "Permitted Transfer"); it being agreed that in executing this Agreement, each Member has consented to such Transfers. The management rights of a Board Member shall be personal to the Board Member and shall not pass to, or be assignable to, the Board Member's estate, heirs, successors or assigns. A Founding Member may make a Permitted Transfer of his, her or its Membership Interest pursuant to this Section 7.4; provided, however, that such Transfer will only transfer the Membership Interest of the Founding Member. A permitted transferee of a Founding Member will be admitted as a substitute Member in place of the transferring Founding Member, but will not succeed to any of the Founding Member's management rights or obligations as a Board Member. The Founding Member will remain a Board Member, without any rights or obligations attendant to the Membership Interest transferred, but will retain all rights and obligations as a Board Member.

7.5 <u>Effective Date of Authorized or Permitted Transfers</u>. Any authorized or Permitted Transfer of all or any portion of a Membership Interest shall be effective on the first day of the month following the date on which all of the requirements of Sections 7.1, 7.2, 7.3 and 7.4 as applicable have been met. The Board shall provide the Members with written notice of such

Transfer as promptly as possible after all of the requirements of Sections 7.1, 7.2, 7.3 and 7.4 as applicable have been met. Any Transferee of a Membership Interest shall take subject to the restrictions on Transfer imposed by this Agreement.

7.6 <u>Rights of Legal Representatives</u>. If a Member who is an individual dies, a guardian or conservator is appointed for a Member or a Member is adjudged by a court of competent jurisdiction to be incapable of managing such Member's person or affairs, the Member's executor, administrator, guardian, conservator, or other legal representative may exercise all of the rights of an Economic Interest Owner under this Agreement and the Member's information rights for the purpose of settling the Member's estate or administering the Member's property, including any power the Member has under the Articles or this Agreement to give an assignee the right to become a Member.

7.7 <u>No Effect to Transfers in Violation of Agreement</u>. Upon any Transfer of a Membership Interest in violation of this Article 7, the Transferee shall have no right to vote or participate in the management of the business, property and affairs of the Company or to exercise any rights of a Member. The Transferee will not have access to the Company's books and records or the right to receive any information about the Company, except for an accounting of the Company's transactions following dissolution. Such Transferee shall only be entitled to become an Economic Interest Owner and thereafter shall only receive the share of the Company's Distributions to which the Transferor of such Economic Interest would otherwise be entitled along with a corresponding allocation of Profits and Losses. Notwithstanding the immediately preceding sentences, if, in the determination of the Board, a Transfer in violation of this Article 7 would cause the termination of the Company under Section 708(b) of the Code or adversely affect the Company's licenses or operating permits, then, in the sole discretion of the Board, the transfer shall be null and void and the purported transferee shall not become either a Member or an Economic Interest Owner.

7.8 <u>Option to Purchase Non-Economic Interest</u>. Upon and contemporaneously with any Transfer (whether arising out of an attempted charge upon that Member's Economic Interest by judicial process, a foreclosure by creditor of the Member or otherwise) of all or any portion of a Member's Economic Interest which does not at the same time transfer the balance of the rights associated with the Membership Interest transferred by the Member (including, without limitation, the rights of the Member to vote or participate in the management of the business, property and affairs of the Company), the Company shall purchase from the Member, and the

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Member shall sell to Company for a purchase price of one dollar ($1) for each Percentage Interest transferred, all remaining rights and interests retained by the Member that immediately before the transfer, assignment, conveyance or sale were associated with the transferred Economic Interest. Such purchase and sale shall not, however, result in the release of the Member from any liability to the Company as a Member. Each Member acknowledges and agrees that the right of the Company to purchase such remaining rights and interests from a Member who transfers a Membership Interest in violation of this Article 7 is not unreasonable under the circumstances existing as of the date hereof.

7.9 <u>Right of First Refusal</u>. Unless the Member obtains the consent of the Board as provided in Section 7.1 or makes a Permitted Transfer as provided in Section 7.4, each time a Member proposes to Transfer all or any part of his, her or its Membership Interest (or as required by operation of law or other involuntary transfer to do so), such Member shall first offer such Membership Interest to the Company in accordance with the following provisions:

7.9(a)   Such Member shall deliver a written notice to the Company stating (i) such Member's bona fide intention to Transfer such Membership Interest, (ii) the name and address of the proposed Transferee, (iii) the Membership Interest to be transferred, and (iv) the purchase price and terms of payment for which the Member proposes to transfer such Membership Interest. A Member shall not have the right to Transfer his, her or its Membership Interest other than for monetary consideration.

7.9(b)   Within ninety (90) days after receipt of the notice described in Section 7.9(a) the Company shall have the first right to purchase or obtain such Membership Interest upon the price and terms of payment designated in such notice which right may be assigned by the Company to any Person, including one or more Members as determined by the Board in his, her or its sole discretion. Exercise of this right shall be made by delivery of written notice of exercise to the Transferring Member prior to the expiration of the ninety (90) day period.

7.9(c)   Notwithstanding Section 7.9(a), if the notice described in Section 7.9(a) provides for Transfer by gift or bargain sale, the purchase price shall be determined pursuant to the procedure set forth in Section 8.3 through 8.7, treating the Member proposing the transfer as a Former Member.

7.9(d)   If the Company elects not to purchase all of the Membership Interest designated in such notice, then the

Transferring Member may Transfer the Membership Interest described in the notice to the proposed Transferee, providing such Transfer (i) is completed within thirty (30) days after the expiration of the Company's right to purchase such Membership Interest, (ii) is made at the price and terms designated in such notice, and (iii) the requirements of Sections 7.1 and 7.2 relating to consent of the Board, securities and tax requirements hereof are met. If such Membership Interest is not so Transferred, the Transferring Member must give notice in accordance with this Section prior to any other or subsequent Transfer of such Membership Interest.

7.10   Transfer of Membership Interest for Goods or Services. The Founding Members may Transfer Membership Interests owned by them with attendant Percentage Interests of up to 20% to Persons providing goods, services or financing to the Company in connection with the Business. These assignments shall be of Membership Interests only, which may consist of Economic Interests only, as determined by the Founding Members, but which will not include a delegation of any of the Founding Member's management rights and duties. The Board may make special tax allocations of gross income or Profits to such assignees so that they and not the Founding Members bear the taxes on the Membership Interests transferred or the Distributions that the assignees receive.

ARTICLE 8.
DISSOCIATION OF MEMBER

8.1   Withdrawal.   A Dissociation of a Member by withdrawing by express will shall be a breach of this Agreement. If a Member desires to exercise his, her or its statutory right to withdraw by express will pursuant to Section 17706.01(a) of the Act, he, she or it shall give the Company written notice of such withdrawal. In addition to any other rights and remedies that the Company and the other Members have, on such withdrawal, the withdrawing Member will only have the rights of an Economic Interest Owner and will be treated as a Former Member, and the Company will have the option to purchase, and on exercise of such option, the Former Member will be obligated to sell, the Former Member's Interest as provided in this Article 8. The withdrawal of a Member shall not result in the discharge or release of the Member from any debt, obligation or liability that such Member owes to the Company or the other Members.

8.2   Other Dissociation Events. A Member is Dissociated from the Company (a "Dissociated Member") when any of the following (along with a withdrawal pursuant to Section 8.1, a "Dissociation Event") occur: (a) the Board expels the Member because it is unlawful to carry on the Company's Business with such Person as a

Member; (b) a Member transfers his, her or its Membership Interest in whole or in part except in compliance with Sections 7.1 or 7.4; (c) the Member is a corporation and, within (90) days after the Company notifies the Member that it will be expelled as a Member because it has filed a certificate of dissolution or the equivalent, its charter has been revoked, or its right to conduct business has been suspended by the jurisdiction of its incorporation and the certificate of dissolution has not been revoked or its charter or right to conduct business has not been reinstated; (d) the Member is a limited liability company or partnership that has been dissolved and whose business is being wound up; (e) on application by the Company, the Member is expelled by judicial order because the Member has: (i) engaged, or is engaging, in wrongful conduct that has adversely and materially affected, or will adversely and materially affect, the Company's Business, (ii) willfully or persistently committed, or is willfully and persistently committing, a material breach of this Agreement or the Member's duties or obligations under Section 17704.09 of the Act, or (iii) engaged, or is engaging, in conduct relating to the Company's Business that makes it not reasonably practicable to carry on the Business with such Person as a Member; (f) if a Member is an individual, he or she dies, a guardian or conservator is appointed for such Member or there is a judicial order that the Member has otherwise become incapable of performing his or her duties as a Member or otherwise manage his or her affairs; (g) a Member's Bankruptcy; (h) If a Member is the trustee of a trust, all or any part of the Member's Membership Interest is distributed to the beneficiaries or transferred by exercise of a power of appointment or otherwise, but not solely by reason of a substitution of a successor trustee; (i) if the Member is an executor of a decedent's will or a decedent's personal representative the Membership Interest is distributed in whole or in part, but not solely by reason of a substitution of a successor executor or personal representative; (j) If a Member is not an individual, partnership, limited liability company, corporation, trust, or estate, the termination of the Member. The Board shall have the right to expel a Member on the grounds provided for in this Section 8.2(a), (c) and (e).

8.3   Consequences of Dissociation. A Dissociation Event shall not cause a dissolution of the Company. On the occurrence of a Dissociation Event, the Dissociated Member's right to participate as a Member terminates and such Dissociated Member shall thereafter only have the rights of an Economic Interest Owner and will be treated as a Former Member, and the Company will have the option to purchase, and on exercise of such option, the Former Member will be obligated to sell, the Former Member's Interest as provided in this Article 8. A Dissociation Event does not discharge or release the Dissociated Member from any debt, obligation, or other liability to the Company or the other Members that the Dissociated Member incurred while a Member. The dissociation of a Member pursuant to Section 8.1 and Sections 8.2(a), (b), (c), (d), (e), (g) and (j) shall be a wrongful Dissociation as provided in Section 17706.1(b) of the Act, which shall entitle the Company and its Members to damages as provided in Section 17706.1(c) of the Act.

8.4   <u>Option to Purchase</u>.   On the happening of any Dissociation Event, the Company shall have the option, but not the obligation, to purchase the Membership Interest of the Dissociated Member (a "Former Member"), which option may be assigned by the Company to any Person, including one or more Members as determined by the Board in its sole discretion. This Section 8.4 shall not apply to any Dissociation Event to the extent such Dissociation Event results in one or more Permitted Transfers of the Former Member's Membership Interest. The option provided in this Section 8.4 shall be exercised by the Company by written notice to the Former Member as provided in Section 8.6. The Company shall give written notice to the Former Member or its, his or her representative delivered within sixty (60) days of the date the Company receives notice of the Dissociation Event giving rise to the option to purchase that it is interested in purchasing the interest based on a determination of the purchase price pursuant to Section 8.5.

8.5   <u>Purchase Price</u>. The purchase price for the Former Member's Membership Interest shall be the "Fair Market Value" of the Former Member's Membership Interest as of the date of the Dissociation Event. "Fair Market Value" means the price at which the Membership Interest would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of the relevant facts, and will be subject to all appropriate discounts for lack of marketability, minority interest, lack of control, etc. Within ten (10) days after the Company delivers its expression of interest to the Former Member or the Former Member's representative pursuant to Section 8.4, the Former Member's representative or the Former Member and the Board shall meet and confer in an attempt to agree upon the Fair Market Value of the Former Member's Membership Interest. If they cannot reach an agreement, then within forty-five (45) days after the expiration of the sixty (60)-day period specified in Section 8.1, the two parties shall mutually select an appraiser to appraise the Company and determine the Fair Market Value of the Former Member's Membership Interest as of the date of

Dissociation Event. The decision of the mutually selected appraiser shall be final and binding on all parties. If the parties are unable to agree on an appraiser within such forty-five (45)-day period, then each party shall name an appraiser within such forty-five (45)-day period to appraise the Company and determine the Fair Market value of the Former Member's Membership Interest as of the date of the Dissociation Event, which determination shall be made no later than that date which is sixty (60) days after the expiration of such forty-five (45)-day period. If either party fails to appoint an appraiser within such forty-five (45)-day period, or if either appointed appraiser fails to determine the Fair Market Value of the Former Member's Membership Interest within such sixty (60)-day period, the Fair Market Value as determined by the one appraiser shall be deemed the Fair Market Value of the Former Member's Membership Interest. If there are two appraisals, and such appraisals vary from one another by five percent (5%) or less, the Fair Market Value shall be the average of the two such appraisals. If there is a difference of more than five percent (5%) between such two appraisals, then these two appraisers shall appoint a third appraiser by no later than that date which is five (5) days after the expiration of the sixty (60)-day period, and that third appraiser shall appraise the Fair Market Value of the Company and the Former Member's Membership Interest within sixty (60) days after the date of selection of the third appraiser. If the Fair Market Value determined by the third appraiser is between the Fair Market Values as determined by the first two appraisals, then the third appraiser's valuation shall be deemed to establish the Fair Market Value of the Former Member's Membership Interest. If the Fair Market Value determined by the third appraiser is lower or higher than the Fair Market Values as determined by both of the first two appraisals, then the value of the first two appraisals which is closest to that of the third appraiser shall be deemed to establish the Fair Market Value of the Former Member's Membership Interest for purposes of determining the purchase price for such Membership Interest. All appraisers appointed pursuant to this Section 8.5 shall have substantial experience in appraising businesses and properties similar to that of the Company. The costs of all appraisals shall be borne one-half by the Former Member's representative and one-half by the Company, provided however, that all appraisal costs shall be paid by the Company if the Company does not purchase the Former Member's Membership Interest under this Article 8.

8.6   Notice of Intent to Purchase. Within thirty (30) days after the Fair Market Value of the Former Member's Membership Interest has been determined in accordance with Section 8.5, the Company shall notify the Former Member in writing of the exercise of its option to purchase all of the Former Member's Membership Interest.

8.7   Election to Purchase Less Than All of the Former Member's Membership Interest. If the Company fails to agree to purchase the entire Membership Interest of the Former Member, then the option provided in Section 8.4 shall lapse and the costs of the appraisals under Section 8.5, if any, shall be borne by the Company.

8.8   Payment of Purchase Price. The purchase price shall be paid by the Company as it elects in its sole discretion by either of the following methods:

8.8(a) the Company shall at the closing pay in cash the total purchase price for the Former Member's Interest; or

8.8(b) the Company shall pay at the closing at least one-fifth (1/5) of the purchase price in cash in which case the balance of the purchase price shall then be paid in four (4) equal annual principal installments, plus accrued interest, and be payable each year on the anniversary date of the closing. The unpaid principal balance shall accrue interest at the current applicable federal mid-term rate as provided in the Code for the month in which the initial payment is made, but the Company shall have the right to prepay in full or in part at any time without penalty. The obligation to pay the balance due shall be evidenced by a promissory note.

8.9   Closing of Purchase of Former Member's Membership Interest. The formal transfer of legal title (the "Closing") for the sale of a Former Member's Membership Interest pursuant to this Article 8 shall be held at 10:00 a.m. at the principal office of Company no later than sixty (60) days after the determination of the purchase price, except that if the Closing date falls on a Saturday, Sunday, or California legal holiday, then the Closing shall be held on the next succeeding business day. At the Closing, the Former Member or such Former Member's legal representative shall deliver to the Company an instrument of transfer (containing warranties of title and no encumbrances) conveying the Former Member's Membership Interest. The Former Member or such Former Member's legal representative and the Company shall do all things and execute and deliver all papers as may be necessary fully to consummate such sale and purchase in accordance with the terms and provisions of this Agreement.

8.10   Purchase Terms Varied by Agreement. Nothing contained herein is intended to prohibit the Company and the Former

Member from agreeing upon other terms and conditions for the purchase by the Company of the Membership Interest of any Member in the Company desiring to retire, withdraw or resign, in whole or in part, as a Member.

ARTICLE 9.
ACCOUNTING, RECORDS, REPORTING BY MEMBERS

9.1 <u>Books and Records</u>. The books and records of the Company shall be kept, and the financial position and the results of its operations recorded, in accordance with the accounting methods followed for federal income tax purposes. The books and records of the Company shall reflect all the Company transactions and shall be appropriate and adequate for the Company's business. The Company shall maintain in writing or in any other form capable of being converted into clearly legible tangible form at its principal office all of the following:

9.1(a)   A current list of the full name and last known business or residence address of each Member and Economic Interest Owner set forth in alphabetical order, together with the Capital Contributions, Capital Account and Percentage Interest of each Member and Economic Interest Owner;

9.1(b)   A current list of the full name and business or residence address of each Board Member;

9.1(c)   A copy of the Articles and any and all amendments thereto together with executed copies of any powers of attorney pursuant to which the Articles or any amendments thereto have been executed;

9.1(d)   Copies of the Company's federal, state, and local income tax or information returns and reports, if any, for the six most recent taxable years;

9.1(e)   A copy of this Agreement and any and all amendments thereto together with executed copies of any powers of attorney pursuant to which this Agreement or any amendments thereto have been executed;

9.1(f)   Copies of the financial statements of the Company, if any, for the six most recent Fiscal Years; and

9.1(g)   The Company's books and records as they relate to the internal affairs of the Company for at least the current and past four Fiscal Years.

9.2   Delivery to Members and Inspection.

9.2(a)   Upon the request of any Member or Economic Interest Owner for purposes reasonably related to the interest of that Person as a Member or Economic Interest Owner, the Board shall promptly deliver to the requesting Member or Economic Interest Owner, at the expense of the Company, a copy of the information required to be maintained by Sections 9.1(a), (b) and (d).

9.2(b)   Each Member, Board Member and Economic Interest Owner has the right, upon reasonable request for purposes reasonably related to the interest of the Person as Member, Board Member or Economic Interest Owner, to:

(i)   inspect and copy during normal business hours any of the Company records described in Sections 9.1(a) through (g); and

(ii) obtain from the Board, promptly after their becoming available, a copy of the Company's federal, state, and local income tax or information returns for each Fiscal Year.

9.2(c)   Any request, inspection or copying by a Member or Economic Interest Owner under this Section 9.2 may be made by that Person or that Person's agent or attorney.

9.3   Annual Statements.

9.3(a)   The Board shall cause to be prepared at least annually, at Company expense, information necessary for the preparation of the Members' federal and state income tax returns. The Board shall send or cause to be sent to each Member or Economic Interest Owner as soon as practicable after the end of each Fiscal Year such information as is necessary to complete federal and state income tax or information returns, and, a copy of the Company's federal, state, and local income tax or information returns for that year.

9.3(b)   The Board shall cause to be filed at least biennially with the California Secretary of State the Statement of Information required under Section 17702.09 of the Act.

9.4   Financial and Other Information.   The Board shall provide such financial and other information relating to the Company or any other Person in which the Company owns, directly or indirectly, an equity interest, as a Member may reasonably request. The Board shall distribute to the Members, promptly after the preparation or receipt thereof by the Board, any financial or other information relating to any Person in which the Company owns, directly or indirectly, an equity interest, including any filings by such Person under the Securities Exchange Act of 1934, as amended, that is received by the Company with respect to any equity interest of the Company in such Person.

9.5 <u>Filings</u>. The Board, at Company expense, shall cause the income tax returns for the Company to be prepared and timely filed with the appropriate authorities. The Board, at Company expense, shall also cause to be prepared and timely filed, with appropriate federal and state regulatory and administrative bodies, amendments to, or restatements of, the Articles and all reports required to be filed by the Company with those entities under the Act or other then current applicable laws, rules, and regulations. If a Board Member required by the Act to execute or file any document fails, after demand, to do so within a reasonable period of time or refuses to do so, any other Board Member or Member may prepare, execute and file that document with the California Secretary of State.

9.6 <u>Bank Accounts</u>. The Board shall maintain the funds of the Company in one or more separate bank accounts in the name of the Company, and shall not permit the funds of the Company to be commingled in any fashion with the funds of any other Person.

9.7 <u>Accounting Decisions and Reliance on Others</u>. All decisions as to accounting matters, except as otherwise specifically set forth herein, shall be made by the Board. The Board may rely upon the advice of the Company's accountants as to whether such decisions are in accordance with accounting methods followed for federal income tax purposes.

9.8 <u>Tax Matters for the Company Handled by Board</u>. The Board shall from time to time cause the Company to make such tax elections as they deem to be in the best interests of the Company and the Members. Patrick Palmerston shall be designated as "Tax Matters Partner" (as defined in Code Section 6231), to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by tax authorities, including resulting judicial and administrative proceedings, and to expend the Company funds for professional services and costs associated therewith. In his, her or its capacity as "Tax Matters Partner", Mr. Palmerston shall oversee the Company tax affairs in the overall best interests of the Company.

9.9 <u>Tax Status and Returns</u>.

9.9(a)   Accountants. The Company's accountant shall be selected by the Board.

9.9(b)   Status as Company for Tax Purposes. Any provision hereof to the contrary notwithstanding, solely for United States federal income tax purposes, each of the Members hereby confirms that the Company will be subject to all provisions of Subchapter K of Chapter 1 of Subtitle A of the Code; provided, however, the filing of U.S. Partnership Returns of Income shall not be construed to extend the purposes of the Company or expand the obligations or liabilities of the Members.

9.10 Mandatory Section 754 Election. Upon a transfer by a Member of a Membership Interest in the Company, which transfer is permitted by the terms hereof, or upon the death of a Member or the distribution of any Company property to one or more Members, the Board, upon the request of one or more of the transferees or distributees, shall cause the Company's accountants to file an election on behalf of the Company, pursuant to Section 754 of the Code, to cause the basis of the Company's property to be adjusted for federal income tax purposes in the manner prescribed in Sections 734 or 743 of the Code, as the case may be. The cost of preparing said election, and any additional accounting expenses of the Company occasioned by said election, shall be borne by said transferees or distributees.

9.11 Tax Withholding.

9.11(a)   The Board is authorized and directed to cause the Company to withhold from or pay on behalf of any Member the amount of federal, state, local or foreign taxes that the Board, after consultation with such Member, reasonably believe the Company is required to withhold or pay with respect to any amount distributable or allocable to such Member pursuant to this Agreement, including, without limitation, any taxes required to be paid by the Company pursuant to Code Sections 1441, 1442, 1445 or 1446 and any taxes imposed by any state or other taxing jurisdiction on the Company as an entity. Without limiting the foregoing, the Board shall cause the Company to withhold (and remit to the appropriate governmental authority), from amounts otherwise distributable to a Member, any taxes that such Member notifies the Board in writing should be withheld, which notice shall be given by any Member who becomes aware of any withholding obligation to which it is subject and shall specifically set forth, inter alia, the rate at which tax should be withheld and the name and address to which any amounts withheld should be remitted.

9.11(b)   If the Company is required to withhold and pay over to taxing authorities amounts on behalf of a Member exceeding available amounts then remaining to be distributed to such Member, such payment by the Company shall constitute a loan to such Member that is repayable by the Member on demand, together with interest at the applicable federal rate determined from time to time under Code Section 7872(f)(2) or the maximum rate permitted under applicable law, whichever is less, calculated upon the outstanding principal balance of such loan as of the first day of each month. Any such loan shall be repaid to the Company, in whole or in part, as determined by the Board in its sole discretion, either (i) out of any distributions from the Company which the Member is (or becomes) entitled to receive, or (ii) by the Member in cash upon demand by the Board (said Member bearing all of the Company's costs of collection, including reasonable attorneys' fees, if payment is not remitted promptly by the Member after such a demand for payment).

9.11(c)   Each Member agrees to cooperate fully with all efforts of the Company to comply with its tax withholding and information reporting obligations and agrees to provide the Company with such information as the Board may reasonably request from time to time in connection with such obligations.

9.11(d)   Each Member authorizes the Board to complete and file with the Company's California tax return a statement from each non-resident Member stating that the Member consents to file a California tax return, to make timely payments of all taxes imposed on such Member and to be subject to personal jurisdiction in California for purposes of collection of income taxes, interest and penalties imposed on the Member by California as required by California Revenue and Taxation Section 18633.5(e)(1).

ARTICLE 10.
DISSOLUTION AND WINDING UP

10.1 Dissolution. The Company shall be dissolved, its assets shall be disposed of, and its affairs wound up on the first to occur of the following:

10.1(a)   Upon the entry of a decree of judicial dissolution pursuant to the Act;

10.1(b)   Upon the election of a Majority Interest of the Members, including the Founding Members, to dissolve; or

10.1(c)   The sale of all or substantially all of the assets of the Company.

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10.2 Certificate of Dissolution.   As soon as possible following the occurrence of any of the events specified in Section 10.1, the Board shall execute a Certificate of Dissolution in such form as shall be prescribed by the California Secretary of State and file the Certificate as required by the Act.

10.3 Winding Up. Upon the occurrence of any event specified in Section 10.1, the Company shall continue solely for the purpose of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors. The Board shall be responsible for overseeing the winding up and liquidation of Company, shall take full account of the liabilities and assets of the Company, shall either cause its assets to be sold or distributed, and if sold (as promptly as is consistent with obtaining the fair market value thereof) shall cause the proceeds therefrom, to the extent sufficient therefor, to be applied and distributed as provided in Section 10.5. The Board shall give written notice of the commencement of winding up by mail to all known creditors and claimants whose addresses appear on the records of the Company.

10.4 Distributions in Kind. Any non-cash asset distributed to one or more Members shall first be valued at its fair market value to determine the taxable income or taxable loss that would have resulted if such asset were sold for such value, such taxable income or taxable loss shall then be allocated pursuant to Exhibit "C", and the Members' Capital Accounts shall be adjusted to reflect such allocations. The amount distributed and charged to the Capital Account of each Member receiving an interest in such distributed asset shall be the fair market value of such interest (net of any liability secured by such asset that such Member assumes or takes subject to). The fair market value of such asset shall be determined by the Board or if any Member objects by an independent appraiser (any such appraiser must be recognized as an expert in valuing the type of asset involved) selected by the Board.

10.5 Order of Payment and Distribution Upon Dissolution. Upon a dissolution of the Company, the Board shall take or cause to be taken a full account of the Company's assets and liabilities as of the date of such dissolution and shall proceed with reasonable promptness to liquidate the Company's assets and to terminate its business. The cash proceeds from the liquidation, as and when available therefor, shall be applied in the following order of priority:

10.5(a)   to the payment of all taxes, debts and other obligations and liabilities of the Company and the necessary

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expenses of liquidation; provided, however, that all debts, obligations and other liabilities of the Company as to which personal liability exists with respect to any Member shall be satisfied, or a reserve shall be established therefor, prior to the satisfaction of any debt, obligation or other liability of the Company as to which no such personal liability exists; and provided, further, that where a contingent debt, obligation or liability exists, a reserve, in such amount as the Board deems reasonable and appropriate, shall be established to satisfy such contingent debt, obligation or liability, which reserve shall be distributed as provided in this subsection (a) only upon the termination of such contingency; and

10.5(b)   the balance, if any, shall be distributed to the Members in accordance with Section 6.4.

10.5(c)   Notwithstanding the foregoing, within thirty (30) days following the liquidation and dissolution of the Company, the Board shall determine (or cause to be determined) for each Member the positive amount (collectively, "Shortfall(s)") if any, by which (i) the aggregate amount of any and all Capital Contributions made by such Member to the capital of the Company exceeds (ii) the aggregate amount of any and all Distributions of Distributable Cash made to such Member pursuant to Section 6.4. If a Shortfall is determined to exist with respect to any Member, then, the each Founding Member and any Economic Interest Owner who has acquired a portion of a Founding Member's Membership Interest shall contribute to the capital of the Company in cash an amount equal to the product of (i) such Shortfall and (ii) the Founding Member's(or Economic Interest Owner's) Percentage Interest but limited for the Founding Member (or Economic Interest Owner) to the excess of (x) the amount of any Distributions of Distributable Cash made by the Company throughout the term hereof to the Founding Members (or any Economic Interest Owner who has acquired a portion of a Founding Member's Membership Interest) with respect to such Founding Member's Membership Interest which was issued in consideration for services, but not with respect to any Membership Interest for which a Founding Member made Capital Contributions to the Company on the same terms as the other then Members of the Company (as to a Founding Member (or Economic Interest Owner), the "Founding Member Distributions") reduced by a Founding Member's (or Economic Interest Owner's) Tax Liability. For purposes of this Section 10.5(c), the "Founding Member's (or Economic Interest Owner's) Tax Liability" is conclusively presumed to be the sum of the product of (x) the amount that a Founding Member's (or Economic Interest Owner's) Distributions for each year and (y) the maximum combined California and federal individual income tax rates, factoring in short or long-term capital gains as the case may be, and assuming full deductibility of California tax for federal tax purposes for such year (computed regardless of a Founding Member's [or Economic Interest Owner's] actual tax liability). Any and all amounts contributed by Founding Member (or any Economic Interest Owner who has acquired a portion of a Founding Member's Membership Interest) to the Company pursuant to this Section 10.5(c) shall be distributed by the Company to the Members in proportion and up to the amount of their respective Shortfalls.

10.6 <u>Limitations on Payments Made in Dissolution</u>. Except as otherwise specifically provided in this Agreement, each Member shall only be entitled to look solely at the assets of Company for the return of his, her or its positive Capital Account balance and shall have no recourse for his, her or its Capital Contribution, share of Distributable Cash or share of Profits (upon dissolution or otherwise) against the Board or any other Member except as provided in Article 11.

10.7 <u>Certificate of Cancellation</u>. The Board shall cause to be filed in the office of, and on a form prescribed by, the California Secretary of State, a certificate of cancellation of the Articles upon the completion of the winding up of the affairs of the Company.

10.8 <u>No Action for Dissolution</u>. Except as expressly permitted in this Agreement, a Member shall not take any voluntary action that directly causes a dissolution of the Company. The Members acknowledge that irreparable damage would be done to the goodwill and reputation of the Company if any Member should bring an action in court to dissolve the Company under circumstances where dissolution is not required by Section 10.1 or permitted by this Section 10.8. This Agreement has been drawn carefully to provide fair treatment of all parties and equitable payment in liquidation of the Economic Interests. Accordingly, each Member hereby waives and renounces his, her or its right to initiate legal action to seek the appointment of a receiver or trustee to liquidate the Company. Damages for breach of this Section 10.8 shall be in monetary damages only (and not specific performance) and the damages may be offset against Distributions by the Company to which such Member would otherwise be entitled.

ARTICLE 11.
EXCULPATION, INDEMNIFICATION AND INSURANCE

11.1 <u>Exculpation</u>. The liability of the Board and the Board Members to the Company and the Members for monetary damages shall be eliminated to the fullest extent permissible under Act.

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11.2 <u>Indemnification of Agents</u>. The Company shall defend, indemnify and hold harmless the Board, the Board Members, the Board Members' Affiliates and the Company's officers who are a party to or threatened to be made a party to any claim, threatened, pending or completed action, suit or proceeding by reason of the fact that he, she or it is or was a Board Member, Affiliate of a Board Member, officer, employee or other agent of the Company to the fullest extent permitted by the Act and other applicable law in effect on the date hereof and to such greater extent as the Act and other applicable law may hereafter from time to time permit. Expenses reasonably and actually incurred by a Person entitled to indemnification shall be advanced by the Company as and when incurred prior to final disposition of the claim, action, suit or proceeding on receipt of an undertaking, which need not be secured, by or on behalf of such Person to repay such amount if it is ultimately determined that he, she or it is not entitled to indemnification under this Section 11.2. The Board shall have the right, but not the obligation, to cause the Company to indemnify any other Person who is an employee, representative or agent of the Company as provided in this Section 11.2 and on such other terms, conditions and undertakings as the Board may require.

11.3 <u>Insurance</u>. The Company shall have the power to purchase and maintain insurance on behalf of the Board, Board Members, the Affiliates of the Board Members, the Company's officers, employees and agents against any claim or liability asserted against such Person and incurred by such Person in such capacity, or arising out of such Person's status, whether or not the Company would have the power to indemnify such Person against such claim or liability under the provisions of Section 11.2 or under the Act or other applicable law.

ARTICLE 12.
AMENDMENTS AND WAIVERS

Any provision of the Articles or this Agreement may be amended or waived from time to time by the written agreement of the Board and a Majority Interest of the Members; <u>provided</u>, <u>however</u>, that (i) the Board may, without the consent of the Members, amend this Agreement from time to time (i) to accurately reflect any additional Capital Contributions, issuance or Transfer of Membership Interests or the admittance of any additional or substitute Members in accordance with the terms contained herein, including without limitation, pursuant to Sections 3.2 and 4.2, to the Phase Two Members, or to effect the transfer of the Founding Members' Membership Interests pursuant to Section 7.10; (ii) as required by the laws of the United States, the State of California, and any other jurisdiction in which the Company conducts or plans

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to conduct business, or any political subdivision or agency thereof; (iii) as considered by the Board to be necessary or advisable to carry out the provisions of this Agreement; (iv) to reflect the exercise by the Board of any of the powers granted to them under this Agreement; (v) to reflect any amendments of this Agreement duly approved by the Members; (vi) as are necessary for the admission or withdrawal of any Member or the Transfer of any Membership Interest; (vii) are necessary for the formation, qualification, continuation, dissolution, liquidation, or termination of the Company in any jurisdiction; (viii) to reflect the return of all or a portion of the Capital Contributions; (ix) to cure any ambiguity or correct or supplement any provision contained in this Agreement; and (x) to conform this Agreement to any changes in the Act, as amended from time to time. However, no amendment shall, without the approval of the Members, adversely modify the limited liability of a Member or enlarge a Member's obligations or liabilities hereunder, without the prior approval of a Majority Interest of the Members. Amendments, as and when adopted, shall be binding on any Dissociated Member, Economic Interest Owner and transferee.

ARTICLE 13.
INVESTMENT REPRESENTATIONS

Each Member hereby represents and warrants to, and agrees with, the Board, the other Members, and the Company as follows:

13.1 Preexisting Relationship or Experience. (i) He, she or it has a preexisting personal or business relationship with the Company or the Board Members or (ii) by reason of his, her or its business or financial experience, or by reason of the business or financial experience of his, her or its financial advisor who is unaffiliated with and who is not compensated, directly or indirectly, by the Company or any affiliate or selling agent of the Company, he, she or it is capable of evaluating the risks and merits of an investment in the Membership Interests and of protecting his, her or its own interests in connection with this investment.

13.2 No Advertising. He, she or it has not seen, received, been presented with, or been solicited by any leaflet, public promotional meeting, newspaper or magazine article or advertisement, radio or television advertisement, or any other form of advertising or general solicitation with respect to the sale of Membership Interests.

13.3 Investment Intent. He, she or it is acquiring Membership Interests for investment purposes for his, her or its own account only and not with a view to or for sale in connection with any distribution of all or any part of the Membership Interests. No other person will have any direct or indirect beneficial interest in or right to the Membership Interests.

13.4 <u>Economic Risk</u>. He, she or it is financially able to bear the economic risk of an investment in Membership Interests, including the total loss thereof.

13.5 <u>No Registration of Membership Interests</u>. He, she or it acknowledges that the Membership Interests have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or qualified under the California Corporate Securities Law of 1968, as amended, in reliance, in part, on his, her or its representations, warranties, and agreements herein.

13.6 <u>Membership Interests are Restricted Securities</u>. He, she or it understands that Membership Interests are a "restricted security" under the Securities Act in that Membership Interests will be acquired from the Company in a transaction not involving a public offering, and that the Membership Interests may be resold without registration under the Securities Act only in certain limited circumstances and that otherwise Membership Interests must be held indefinitely. In this connection, he, she or it understands the resale limitations imposed by the Securities Act and is familiar with SEC Rule 144, as presently in effect, and the conditions which must be met in order for that Rule to be available for resale of "restricted securities," including the requirement that the securities must be held for at least one year after purchase thereof from the Company prior to resale and the condition that there be available to the public adequate current information about the Company. He, she or it understands that the Company has not made such information available to the public and has no present plans to do so.

13.7 <u>No Obligation to Register</u>. He, she or it represents, warrants, and agrees that the Company and the Board are under no obligation to register or qualify the Membership Interests under the Securities Act or under any state securities law, or to assist him or her in complying with any exemption from registration and qualification.

13.8 <u>No Disposition in Violation of Law</u>. Without limiting the representations set forth above, and without limiting Article 7 of this Agreement, he, she or it will not make any disposition of all or any part of Membership Interests which will result in the violation by him, her or it or by the Company of the Securities Act, the California Corporate Securities Law of 1968, or any other applicable securities laws. Without limiting the foregoing, he, she or it agrees not to make any disposition of all or any part of the Membership Interests unless and until:

13.8(a)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement and any applicable requirements of state securities laws; or

13.8(b)   He, she or it has notified the Company of the proposed disposition and has furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and if reasonably requested by the Board, he, she or it has furnished the Company with a written opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration of any securities under the Securities Act or the consent of or a permit from appropriate authorities under any applicable state securities law.

13.9   Investment Risk.   He, she or it acknowledges that Membership Interests are a speculative investment which involves a substantial degree of risk of loss by him or her of his, her or its entire investment in the Company, that he, she or it understands and takes full cognizance of the risk factors related to the purchase of Membership Interests, and that the Company is newly organized and has no financial or operating history. Furthermore, he, she or it acknowledges that:

13.9(a)   There are substantial risks incident to investment in the Company; and

13.9(b)   No federal or state agency has passed upon the Membership Interests or made any finding or determination concerning the fairness of this investment.

13.10   Investment Experience.   He, she or it is an experienced investor in unregistered and restricted securities.

13.11   Restrictions on Transferability.   He, she or it acknowledges that there are substantial restrictions on the transferability of Membership Interests pursuant to this Agreement, that there is no public market for the Membership Interests and none is expected to develop, and that, accordingly, it may not be possible for him, her or it to liquidate his, her or its investment in the Company.

13.12　　　Information Reviewed.　He, she or it has received and reviewed all information he, she or it considers necessary or appropriate for deciding whether to purchase the Membership Interests.　He, she or it has had an opportunity to ask questions and receive answers from the Company and its Board and employees regarding the terms and conditions of purchase of the Membership Interests and regarding the business, financial affairs, and other aspects of the Company and has further had the opportunity to obtain all information (to the extent the Company possesses or can acquire such information without unreasonable effort or expense) which he, she or it deems necessary to evaluate the investment and to verify the accuracy of information otherwise provided to him, her or it.　Any projections which may have been delivered to the Members are based on estimates, assumptions and forecasts of the Board and others, and are only estimates and opinions and are not guaranteed by the Board or any other person.　Any business plan which may have been delivered to the Members is only a description of the Board's intention and there is no assurance that such business plan can be carried out and produce any return to the Members.

13.13　　　No Representations By Company.　Neither any Board Member, nor any agent or employee of the Company, nor any other Person has at any time expressly or implicitly represented, guaranteed, or warranted to him, her or it that he, she or it may freely transfer Membership Interests, that a percentage of profit or amount or type of consideration will be realized as a result of an investment in Membership Interests, that past performance or experience on the part of the Board or their Affiliates or any other person in any way indicates the predictable results of the ownership of Membership Interests or of the overall Company business, that any cash distributions from Company operations or otherwise will be made to the Members by any specific date or will be made at all, or that any specific tax benefits will accrue as a result of an investment in the Company.

13.14　　　Consultation with Attorney.　He, she or it has been advised to consult with his, her or its own attorney regarding all legal matters concerning an investment in the Company and the tax consequences of participating in the Company, and has done so, to the extent he, she or it considers necessary.

13.15　　　Tax Consequences.　He, she or it acknowledges that the tax consequences to him, her or it of investing in the Company will depend on his, her or its particular circumstances, and neither the Company, the Board, the Founding Members, nor the partners, shareholders, members, managers, agents, officers, directors, employees, Affiliates, or consultants of any of them will be responsible or liable for the tax consequences to him or her of an investment in the Company. He, she or it will look solely to, and rely upon, his, her or its own advisers with respect to the tax consequences of this investment.

13.16   Phantom Income. He, she or it understands that Profits allocated to such Member by the Company under this Agreement and the tax on the portion thereof allocated to such Member hereunder for any year may exceed the Distributions from the Company to such Member and, accordingly, such Member may have to look to sources other than Distributions from the Company to pay such tax.

13.17   No Assurance of Tax Benefits. He, she or it acknowledges that there can be no assurance that the Code or the Regulations will not be amended or interpreted in the future in such a manner so as to deprive the Company and the Members of some or all of the tax benefits they might now receive, nor that some of the deductions claimed by the Company or the allocations of items of income, gain, loss, deduction, or credit among the Members may not be challenged by the Internal Revenue Service.

13.18   Authority. He, she or it has the full right, power and authority to execute and deliver this Agreement and to perform each of his, her or its obligations hereunder; and that the execution, delivery and performance of this Agreement does not violate any law or regulation to which he, she or it is subject, and does not constitute a breach or default under any contract or undertaking to which he, she or it is a party.

13.19   Residency. He or she is a resident of, or it is domiciled in, California.

13.20   Indemnity. He, she or it shall defend, indemnify and hold harmless the Company, each and every Board Member , each and every other Member, and any officers, directors, shareholders, managers, members, employees, partners, agents, attorneys, registered representatives, and Control persons of any such entity who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of or arising from any misrepresentation or misstatement of facts or omission to represent or state facts made by him, her or it including, without limitation, the information in this Agreement, against losses, liabilities, and expenses of the Company, each and every Board, each and every other Member, and any officers, directors, shareholders, managers, members, employees, partners, attorneys, accountants, agents, registered representatives, and Control persons of any such Person (including attorneys' fees, judgments, fines, and amounts paid in settlement, payable as incurred) incurred by such Person in connection with such action, suit, proceeding, or the like.

ARTICLE 14.
GOVERNING LAW; DISPUTE RESOLUTION

14.1 <u>California Law</u>. The laws of the State of California shall govern (i) the validity and interpretation of this Agreement, (ii) the exercise of rights and the performance of their duties and obligations by the Board and Members under this Agreement and the Act and (iii) all other causes of action (whether sounding in contract or in tort) arising out of or relating in any manner to the Company, the Business, this Agreement, the Membership Interests or the relations of the Members and Board to each other and the Company.

14.2 <u>Jurisdiction and Venue</u>. Any and all disputes of any nature (whether sounding in contract or in tort) arising out of or relating in any manner to the Company, the Business, this Agreement, the Membership Interests or the relations of the Members and Board to each other and the Company shall be initiated, maintained and determined exclusively by binding arbitration in the County of Los Angeles, State of California, pursuant to Section 14.4. The parties agree irrevocably to submit themselves, in any suit to confirm the judgment or finding of such arbitrator to the jurisdiction of the any court of the State of California located in Los Angeles County and waive any and all objections to jurisdiction that they may have under the laws of the State of California.

14.3 <u>Mediation</u>. Prior to initiating arbitration pursuant to Section 14.4, the parties to the dispute agree to work in good faith to settle any dispute by mediation under the commercial mediation rules of the American Arbitration Association ("AAA"). The parties will attempt to agree on a mediator. If they are unable to do so, the mediation will be referred to the Los Angeles office of the AAA for mediation which will appoint a qualified mediator to serve. The mediation shall take place in Los Angeles. Unless the parties agree otherwise, the first mediation session shall take place no later than thirty (30) days after either party delivers written request to mediation. The mediation shall continue until the dispute is resolved or until such time as the mediator makes a good faith determination that the likelihood of resolution is sufficiently remote that continuation of the mediation is not warranted.

14.4 <u>Reference Proceeding</u>. Any controversy or dispute arising out of arising out of or relating in any manner to the Company, the Business, this Agreement, the Membership Interests or the relations of the Members and Board to each other and the Company shall be submitted to arbitration in Los Angeles, California. In case of a dispute, any party may commence the arbitration by giving written notice to the other parties as provided in Section 15.12. The arbitrator will be a retired judge of the United States District Court for the Central District of California or of the Superior Court of the State of California in and for the County of Los Angeles (the "Arbitrator"). The arbitration proceeding will be conducted by means of a reference pursuant to California Code of Civil Procedure Section 638(1). Within ten (10) business days after receipt of the notice requesting arbitration, the parties shall attempt in good faith to agree upon the Arbitrator to whom the dispute will be referred and on a joint statement of contentions. Unless agreement as to an Arbitrator is theretofore reached, within ten (10) business days after receipt of the notice requesting arbitration, each party shall submit the names of three (3) retired judges who have served at least five (5) years as trial judges in the Superior Court of the State of California or in the United States District Court. Either party may then file a petition seeking the appointment by the presiding Judge of the Superior Court of one of the persons so named as "referee" in accordance with Code of Civil Procedure Section 638(1), which petition shall recite in a clear and meaningful manner the factual basis of the controversy between the parties and the issues to be submitted to the referee for decision. Each party hereby consents to the jurisdiction of the Superior court in and for the County of Los Angeles for such action and agrees that service of process will be deemed completed when a notice similarly sent would be deemed received under Section 15.12. The hearing before the Arbitrator shall be held within thirty (30) days after the parties reach agreement as to the identity of the Arbitrator (or within thirty (30) days after the appointment by the court). Unless more extensive discovery is expressly permitted by the Arbitrator, each party shall have only the right to one document production request, shall serve but one set of interrogatories and shall only be entitled to depose those witnesses which the Arbitrator expressly permits, it being the parties' intention to minimize discovery procedures and to hold the hearing on an expedited basis. The Arbitrator shall establish the discovery schedule promptly following submission of the joint statement of intentions (or the filing of the answer to the petition) which schedule shall be strictly adhered to. All decisions of the Arbitrator shall be in writing and shall not be subject to appeal. The Arbitrator shall make all substantive rulings in accordance with California law and shall have authority equal to that of a Superior Court Judge, to grant equitable relief in an action pending in Los Angeles Superior Court in which all parties have appeared. The Arbitrator shall use his or her best efforts to hear the dispute on consecutive days and to render a decision and award within thirty (30) days. Unless otherwise agreed to by the parties to the dispute being arbitrated, a court reporter shall be present at and record the proceedings of the hearing. All motions shall be heard at the time of the hearing. The Arbitrator shall determine which rules of evidence, and which procedural rules, shall apply. In the absence of a determination thereof by the Arbitrator, the rules of the AAA, not inconsistent with this Article 14, shall apply to the conduct of the proceeding. The fees and costs of the Arbitrator shall be shared equally by the plaintiff and the defendant parties. In accordance with Section 14.5, the Arbitrator shall award legal fees, disbursements and other expenses to the prevailing party for such amounts as determined by the Arbitrator to be appropriate. Judgment upon the Arbitrator's award may be entered as if after trial in accordance with California law. Should either party fail to pay fees as required, the other party may advance the same and shall be entitled to a judgment from the Arbitrator in the amount of such fees plus interest at the judgment rate in effect in the State of California. Any award issued by the Arbitrator shall bear interest at the judgment rate in effect in the State of California from the date determined by the Arbitrator. All matters pertaining to the arbitration proceeding and hearings, shall be confidential, and the Arbitrator shall enforce this requirement by appropriate orders applicable to the parties, witnesses and their respective counsel.

14.5 <u>Attorneys' Fees and Costs</u>. If party shall bring any action, suit, arbitration or proceeding (collectively a "Proceeding") against another party arising out of arising out of or relating in any manner to the Company, the Business, this Agreement, the Membership Interests or the relations of the Members and Board to each other and the Company, the prevailing party in such Proceeding shall be entitled to recover from the losing party all reasonable costs and expenses incurred in such Proceeding, including any attorneys' fees, expert witness fees, arbitration costs and court costs incurred in connection therewith, in such amount as may be determined by the court or arbitrator having jurisdiction of such Proceeding. If any Proceeding results in a judgment, the party obtaining the judgment shall be entitled to recover from the party against whom the judgment is rendered all costs and expenses, including attorneys' fees, incurred in enforcing the judgment. This provision providing for postjudgment costs and attorneys' fees is intended to be severable from the other provisions of this Agreement and shall survive and not be merged into the judgment.

ARTICLE 15.
MISCELLANEOUS

15.1 Counsel to the Company. COUNSEL TO THE COMPANY MAY ALSO BE COUNSEL TO THE BOARD, ANY BOARD MEMBER OR ANY AFFILIATE OF A BOARD MEMBER. THE BOARD MAY EXECUTE ON BEHALF OF THE COMPANY AND THE MEMBERS ANY CONSENT TO THE REPRESENTATION OF THE COMPANY THAT COUNSEL MAY REQUEST PURSUANT TO THE CALIFORNIA RULES OF PROFESSIONAL CONDUCT OR SIMILAR RULES IN ANY OTHER JURISDICTION. BY HIS EXECUTION HEREOF, EACH MEMBER SPECIFICALLY ACKNOWLEDGES THAT MICHAEL V. BALES, ESQ. HAS REPRESENTED THE BOARD MEMBERS AND THEIR AFFILIATES ON AN ONGOING AND CONTINUOUS BASIS. SINCE THERE ARE ACTUAL AND POTENTIAL CONFLICTS OF INTEREST AMONG THE MEMBERS DUE TO THEIR DIFFERING ECONOMIC AND MANAGEMENT INTERESTS IN THE COMPANY, EACH MEMBER SHOULD HAVE SEPARATE REPRESENTATION TO AVOID THE POSSIBILITY THAT MR. BALES MAY BE INFLUENCED IN HIS REPRESENTATION OF THE COMPANY BY HIS REPRESENTATION OF THE BOARD AND THEIR AFFILIATES. IT IS POSSIBLE THAT IF EACH MEMBER HAD SEPARATE COUNSEL, SUCH COUNSEL MIGHT STRUCTURE THE FORMATION OF THE COMPANY IN A FASHION DIFFERENT THAN THE STRUCTURE CONTEMPLATED BY THE COMPANY. BY HIS, HER OR ITS EXECUTION HEREOF, EACH MEMBER CONFIRMS THAT EITHER HE, SHE or IT HAS CONSULTED WITH SEPARATE COUNSEL OR HAS DETERMINED NOT TO OBTAIN SUCH SEPARATE REPRESENTATION AND AGREES TO WAIVE ANY CONFLICT WHICH IS CREATED BY THE REPRESENTATION OF MR. BALES OF BOTH THE BOARD MEMBERS AND THEIR AFFILIATES, AND THE COMPANY.

15.2 Complete Agreement. This Agreement and the Articles constitute the complete and exclusive statement of agreement among the Members and Board with respect to the subject matter herein and therein and replace and supersede all prior written and oral agreements or statements by and among the Members and Board or any of them, including, without limitation, the Original Operating Agreement. No representation, statement, condition or warranty not contained in this Agreement or the Articles will be binding on the Members or Board or have any force or effect whatsoever. To the extent that any provision of the Articles conflict with any provision of this Agreement, the Articles shall control.

15.3 Binding Effect. Subject to the provisions of this Agreement relating to transferability, this Agreement will be binding upon and inure to the benefit of the Members, and their respective successors and assigns.

15.4 Parties in Interest. Except as expressly provided in the Act, nothing in this Agreement shall confer any rights or remedies under or by reason of this Agreement on any Persons other than the Members and Board Members and their respective successors and assigns nor shall anything in this Agreement relieve or discharge the obligation or liability of any third person to any party to this Agreement, nor shall any provision give any third person any right of subrogation or action over or against any party to this Agreement.

15.5 Pronouns; Statutory References. All pronouns and all variations thereof shall be deemed to refer to the masculine, feminine, or neuter, singular or plural, as the context in which they are used may require. Any reference to the Code, the Regulations, the Act, Corporations Code or other statutes or laws will include all amendments, modifications, or replacements of the specific sections and provisions concerned.

15.6 Headings. All headings herein are inserted only for convenience and ease of reference and are not to be considered in the construction or interpretation of any provision of this Agreement.

15.7 Interpretation. If any claim is made by any Member relating to any conflict, omission or ambiguity in this Agreement, no presumption or burden of proof or persuasion shall be implied by virtue of the fact that this Agreement was prepared by or at the request of a particular Board Member or Member or his, her or its counsel.

15.8 References to this Agreement. Numbered or lettered articles, sections and subsections herein contained refer to articles, sections and subsections of this Agreement unless otherwise expressly stated.

15.9 Exhibits. All Exhibits attached to this Agreement are incorporated and shall be treated as if set forth herein.

15.10 Severability. If any provision of this Agreement or the application of such provision to any person or circumstance shall be held invalid, the remainder of this Agreement or the application of such provision to persons or circumstances other than those to which it is held invalid shall not be affected thereby.

15.11 Additional Documents and Acts. Each Member agrees to execute and deliver such additional documents and instruments and to perform such additional acts as may be necessary or appropriate to effectuate, carry out and perform all of the terms, provisions, and conditions of this Agreement and the transactions contemplated hereby.

15.12   Notices. Any notice to be given or to be served upon the Company or any party hereto in connection with this Agreement must be in writing (which may include facsimile or other form of Electronic Transmission) and will be deemed to have been given and received when delivered to the address specified by the party to receive the notice. Such notices will be given to a Member or Board at the address specified in Exhibit "A" hereto. Any party may, at any time by giving five (5) days prior written notice to the other parties, designate any other Address in substitution of the foregoing address to which such notice will be given.

15.13   Reliance on Authority of Person Signing Agreement. If a Member is not a natural person, neither the Company nor any Member will (a) be required to determine the authority of the individual signing this Agreement to make any commitment or undertaking on behalf of such entity or to determine any fact or circumstance bearing upon the existence of the authority of such individual or (b) be responsible for the application or distribution of proceeds paid or credited to individuals signing this Agreement on behalf of such entity.

15.14   No Interest in Company Property; Waiver of Action for Partition. No Member or Economic Interest Owner has any interest in specific property of the Company. Without limiting the foregoing, each Member and Economic Interest Owner irrevocably waives during the term of the Company any right that he, she or it may have to maintain any action for partition with respect to the property of the Company.

15.15   Remedies Cumulative. The remedies under this Agreement are cumulative and shall not exclude any other remedies to which any person may be lawfully entitled.

15.16   Time is of the Essence. All dates and times in this Agreement are of the essence.

15.17   Power of Attorney. To the extent not inconsistent with the terms of this Agreement, each Member hereby irrevocably constitutes and appoints each Board Member his true and lawful attorney-in-fact, with full power and authority, in his name, place and stead, to make, execute, consent to, swear to, seal, acknowledge, record and file:

15.17(a) any certificate or other instruments which may be required to be filed by the Company or the Member under the laws of the State of California or any jurisdiction in which the Company is conducting, or proposes to conduct, business;

15.17(b) any and all amendments or modifications of the instruments described in subsection (a);

15.17(c) all certificates and other instruments which may be required to effect the dissolution and termination of the Company pursuant to the provisions of this Agreement;

15.17(d) any deed, promissory note, deed to secure debt, bill of sale and other instruments necessary or appropriate in connection with the sale, leasing, development, operation or financing of the Company's property or any part thereof;

15.17(e) any amendment to this Agreement approved by the Members in accordance with Article 12 or for which Member approval is not required in accordance with Section 3.2 or Article 12;

15.17(f) the statement or consent required to be filed by Company as authorized in Section 9.11(d); and

15.17(g) all such other instruments and agreements as such attorney-in-fact may deem necessary or desirable in order to carry out the provisions of this Agreement in accordance with its terms.

Each Member hereby acknowledges and agrees that the power of attorney hereby given is a power coupled with an interest and is irrevocable.

15.18   **Multiple Counterparts**. This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument. The signatures to this Agreement may be evidenced by facsimile copies, or PDF or TIFF electronic copies, and any such facsimile or PDF or TIFF electronic copy shall be sufficient to evidence the signature just as if it were an original signature. The Members authorize the Board to complete the Schedule and attach the counterpart signature pages to a single Agreement which shall be the official Agreement.

IN WITNESS WHEREOF, all of the Board and Members of Venice Duck LLC, a California limited liability company, have executed this Agreement, effective as of the date written above.

"Board"

_____

John Binder

_____

Patrick Palmerston

_

_____

John D. Quinn

"Founding Members"

_____

John Binder

_____

Patrick Palmerston

CONSENT OF SPOUSE OR DOMESTIC PARTNER

The undersigned spouse(s) or domestic partner(s) of the party (parties) to the foregoing Agreement acknowledges on his or her own behalf that: I have read the foregoing Agreement and I know its contents. I am aware that by its provision my spouse or domestic partner grants the Company an option to purchase all of his or her Membership Interest, including my community or domestic partner interest in such Membership Interest. I hereby consent to the sale, approve of the provisions of the Agreement, and agree that such Membership Interest and my interest in it are subject to the provisions of the Agreement and that I will take no action at any time to hinder operation of the Agreement on such Membership Interest or my interest in it.

_____   _____
        (Name Printed)   (Signature)

_____   _____
        (Name Printed)   (Signature)

VENICE DUCK LLC
A CALIFORNIA LIMITED LIABILITY COMPANY

SIGNATURE PAGE TO OPERATING AGREEMENT

The undersigned executes and agrees to be bound by the Operating Agreement of Venice Duck LLC, a California Limited Liability Company, as a Member.

Dated: as of _____, 2014

_____   _____
(Signature)   (Signature)

_____   _____
(Name Printed)   (Name Printed)

_____   _____
(Social Security Number)   (Social Security Number)

_____
(Signature)

_____
(Name Printed)

_____
 (Social Security Number)

CONSENT OF SPOUSE OR DOMESTIC PARTNER

The undersigned spouse(s) or domestic partner(s) of the party (parties) to the foregoing Agreement acknowledges on his or her own behalf that: I have read the foregoing Agreement and I know its contents. I am aware that by its provision my spouse or domestic partner grants the Company an option to purchase all of his or her Membership Interest, including my community or domestic partner interest in such Membership Interest. I hereby consent to the sale, approve of the provisions of the Agreement, and agree that such Membership Interest and my interest in it are subject to the provisions of the Agreement and that I will take no action at any time to hinder operation of the Agreement on such Membership Interest or my interest in it.

_____   _____
         (Signature)   (Name Printed)

EXHIBIT "A"

MEMBERS' NAMES, ADDRESSES, INITIAL CAPITAL CONTRIBUTIONS AND INITIAL PERCENTAGE INTERESTS

Names	Addresses	Capital Contributions	Percentage Interests
Board John D.Quinn	1136 Shellbank Drive Durham, NC 27703	Services	15%
Founding Members			
Patrick Palmerston		$10,000	31%
John Binder		$60,000	31%
Services Members Thomas Weaver	1440 10th street #404 Bellingham, WA 98225	Services	3%
Jon Blair	5 Lively Street Baltimore, MD 21209	Services	6%
Pure Spirits, LLC	7453 Woodley Avenue Unit 104 Van Nuys, CA 91406	Services	1%
Phase One Members			
Stephanie Diprete	4238 Coolidge Avenue Los Angeles, CA 90066	$10,000	1%
Doug Sekin	7901 McConnell Drive Los Angeles, CA 90065	$10,000	1%

Dykie Smith	1022½ S. Fir Avenue Inglewood, CA 90301	$10,000	1%
Venice Development, Inc.	2205 Ocean Front Walk Venice, CA 90291	$10,000	1%
Sean Barr	1261 Lindell Dr. Walnut Creek, CA	$60,000	6%
Nick D. Batcheller	3508 Vinton Ave #2 LosAngeles,CA 90034	10,000	1%
Matthew T. Chambers	2602 W.78th Street Inglewood	10,000	1%
Robert Butchenhart	4155 Moore Street Los Angeles,CA 90066	$10,000	1%

Totals   100%

EXHIBIT "B"

DEFINITIONS

- "AAA" is defined in Section 14.3.

- "Arbitrator" is defined in Section 14.4.

- "Act" means the California Revised Uniform Limited Liability Company Act, Calif. Corps. Code §17001.01 et seq., as the same may be amended from time to time and the provisions of any successor act.

- "Affiliate" means any Person, directly or indirectly controlling, controlled by, or under common control with another Person.

- "Agreement" means this Agreement as defined in the Preamble, as originally executed and as amended or restated from time to time.

- "Articles" means the Articles of Organization for the Company originally filed with the California Secretary of State and as amended or restated from time to time.

- "Bankruptcy" means the filing of an application by a Member for, or his, her or its consent to, the appointment of a trustee, receiver, or custodian of his, her or its other assets; the entry of an order for relief with respect to a Member in proceedings under the United States Bankruptcy Code, as amended or superseded from time to time; the making by a Member of a general assignment for the benefit of creditors; the entry of an order, judgment, or decree by any court of competent jurisdiction appointing a trustee, receiver, or custodian of the assets of a Member unless the proceedings and the person appointed are dismissed within ninety (90) days; or (e) the failure by a Member generally to pay his, her or its debts as the debts become due within the meaning of Section 303(h)(1) of the United States Bankruptcy Code, as determined by the Bankruptcy Court, or the admission in writing of his, her or its inability to pay his, her or its debts as they become due.

- "Board" is defined in Section 5.2(a).

- "Board Member" is defined in Section 5.2(a).

- "Business" is defined in Section 2.5.

- "Capital Contributions" means the total value of cash and fair market value of property (including promissory notes) contributed or services rendered or to be rendered to the Company by Members. For the avoidance of doubt, Members will not receive any Capital Account credit in respect of a contribution of services to the Company.

- "Closing" is defined in Section 8.9.

- "Code" means the Internal Revenue Code of 1986, as amended from time to time, the provisions of succeeding law, and to the extent applicable, the Regulations.

- "Company" is defined in Recital A.

- "Control" (including, with associated meanings, the terms "Controlling," "Controlled by" and "under common Control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

- "Dissociation" means that a Member has experienced a Dissociation Event and become a Dissociated Member.

- "Dissociation Event" is defined in Section 8.2.

- "Dissociated Member" is defined in Section 8.2.

- "Distributable Cash" means the amount of cash which the Board deems available for distribution to the Members, taking into account all Company debts, liabilities and obligations of the Company then due and amounts which the Board deem necessary to place into reserves for customary and usual claims with respect to the Company's Business.

- "Distribution" means a transfer of money or other property to Members or Economic Interest Owners with respect to their Economic Interests in the Company, but shall not include amounts constituting reasonable compensation for present or past services, including any payments to the Board pursuant to Article

5 or reasonable payments made in the ordinary course of business under a bona fide retirement plan or other benefits program.

- "Economic Interest" means the right, as originally associated with a Person's capacity as a Member to receive Distributions from the Company in accordance with this Agreement, whether or not the Person remains a Member or continues to own ay part of the right. An Economic Interest includes a corresponding allocation of the Company's taxable income or taxable losses, but does not include any other rights of a Member, including, without limitation, the right to vote or participate in management, or any right to information concerning the business and affairs of the Company except as specifically provided in this Agreement and the Act. Economic Interest is synonymous with "transferable interest" as used in the Act.

- "Economic Interest Owner" means the owner of an Economic Interest who is not a Member. Economic Interest Owner is synonymous with "holder of a transferable interest" as used in the Act.

- "Electronic Transmission" means Electronic Transmission by or to the Company as defined in Section 17701.02(i) and (ii) of the Act.

- "Fair Market Value" is defined in Section 8.5.

- "Fiscal Year" means the Company's Fiscal Year, which shall be the calendar year.

- "Former Member" is defined in Section 8.4.

- "Founding Members" means Patrick Palmerston and John Binder who are the founders of the Company.

- "Founding Member Distribution" is defined in Section 10.5(c).

- "Founding Member's Tax Liability" is defined in Section 10.5(c).

- "Majority Interest" means one or more Percentage Interests of Members, including the Founding Members, which taken together exceed fifty percent (50%) of the aggregate of all Percentage Interests owned by all of the Members, including the Founding Members. Majority Interest is synonymous with "Majority of the Members" as defined in Section 17701.02(m) of the Act.

- "Majority of the Board" means more than fifty percent (50%) of the Board Members by number.

- "Manager(s)" means those Persons who are responsible for performing the manager functions specified in Section 17704.07(c) of the Act, which for the Company is the Board.

- "Member" means each Person who (a) is an initial signatory to this Agreement, has been admitted to the Company as a Member, including the Founding Members, Services Members, Phase One Members and Phase Two Members (once admitted), in accordance with the Articles or this Agreement or a Transferee who has become a Member in accordance with Article 7 and (b) has not resigned, withdrawn, been expelled, if other than an individual, dissolved, or otherwise Dissociated as provided in this Agreement and the Act.

- "Membership Interest" means a Member's rights in the Company including the Member's Economic Interest, the right to Vote or participate in management, and the right to information concerning the Business and affairs of the Company as provided in the Act and this Agreement.

- "Non-Contributing Member" is defined in Section 3.2.

- "Organization" means, whether domestic or foreign, a partnership, whether general or limited, limited liability company, association, professional corporation, professional association, nonprofit corporation, business trust or statutory business trust having a governing statute.

- "Original Operating Agreement" is defined in Section 2.1.

- "Percentage Interest" means the percentage interest of a Member in the Company as set forth opposite the name of such Member under the column "Member's Percentage Interest" in Exhibit "A" hereto, as such percentage may be adjusted from time to time pursuant to the terms of this Agreement.

- "Permitted Transfer" is defined in Section 7.4.

- "Person" means an individual, trust, estate or Organization.

- "Phase Two Investment" is defined in Section 3.2(c).

- "Phase One Member(s)" is defined in Section 3.1.

- "Phase Two Member(s)" is defined in Section 3.2(c).

- "Proceeding" is defined in Section 14.5.

- "Regulations" means, unless the context clearly indicates otherwise, the regulations currently in force as final or temporary that has been issued by the U.S. Department of Treasury pursuant to its authority under the Code, and the corresponding provisions of any successor regulation.

- "Securities Act" is defined in Section 13.5.

- "Services Members" means those Members to whom the Company has issued Membership Interests for services rendered to the Company, which Membership Interests are "profits" interests as described in Section 3.1(c).

- "Shortfall(s)" is defined in Section 10.5(c).

- "Tax Draw" is defined in Section 6.5.

- "Tax Matters Partner" is defined in Section 9.8.

- "Transfer" and its associated tenses, includes an assignment, conveyance, deed, bill of sale, lease, mortgage, security interest, encumbrance, gift and transfer by operation of law.

- "Transferee" means a Person to whom/which all or a part of an Economic Interest has been Transferred whether or not the transferor is a Member.

- "Unreturned Capital Contributions" means, for each Member, such Member's aggregate Capital Contributions to the Company, reduced by Distributions made to such Member under Section 6.4(a).

- "Vote" includes authorization by written consent or consent given by Electronic Transmission.

EXHIBIT "C"

ALLOCATION PROVISIONS

ARTICLE I
DEFINITIONS

Capitalized terms used in this Exhibit "C" shall have the meanings set forth in this Article I:

Section 1.1 "Adjusted Capital Account" shall equal, with respect to each Member and at any time, the Member's Capital Account at such time (x) increased by the sum of (A) the amount of the Member's share of partnership minimum gain (as defined in Regulation §§ 1.704-2(g)(1) and (3)), (B) the amount of the Member's share of partner nonrecourse debt minimum gain (as defined in Regulation § 1.704-2(i)(5)), and (C) any amount of the deficit balance in his, her or its Capital Account the Member is obligated to restore on liquidation of the Company and (y) decreased by reasonably expected adjustments, allocations and distributions described in Regulation §§ 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

Section 1.2 "Capital Account" means, with respect to each Member, the amount of money contributed by such Member to the capital of the Company, increased by the Gross Asset Value of any property contributed by such Member to the capital of the Company (net of liabilities securing such contributed property that the Company is considered to assume or take subject to under Section 752 of the Code), and the amount of any Profits allocated to such Member, and decreased by the amount of money distributed to such Member by the Company (exclusive of a guaranteed payment within the meaning of Section 707(c) of the Code paid to such Member), the Gross Asset Value of any property distributed to such Member by the Company (net of Liabilities securing such distributed property that such Member is considered to assume or take subject to under Section 752 of the Code), and the amount of any Losses charged to such Member. To the extent an adjustment to the tax basis of any Company asset is made pursuant to Code Sections 734(b) or 743(b), and such adjustment is required by Regulation § 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the Capital Accounts of the Members shall be adjusted to reflect an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), which is specially allocated to the Members in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Regulations. In the event the Gross Asset Values of Company assets are otherwise adjusted pursuant to the terms of this Agreement, the Capital Accounts of the Members shall be adjusted simultaneously to reflect the aggregate net adjustment as if the Company recognized gain or loss equal to the amount of such aggregate net adjustment and such gain or loss was allocated to the Members pursuant to the appropriate provisions of this Agreement. The foregoing Capital Account definition and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Regulation § 1.704-1(b), and shall be interpreted and applied in a manner consistent with such Regulations. The transferee of all or a portion of an Economic Interest shall succeed to that portion of the transferor's Capital Account which is allocable to the portion of the Economic Interest transferred. A Member who has more than one Economic Interest in the Company shall have a single Capital Account that reflects all such Economic Interests, regardless of the class of Economic Interests owned by such Member and of the time or manner in which the Economic Interests were acquired.

Section 1.3   "Company Asset" means any property or asset of the Company, and "Company Assets" means the aggregate of all of the property and assets of the Company.

Section 1.4   "Company Liability" means any enforceable debt or obligation for which the Company is liable or which is secured by any Company property.

Section 1.5   "Company Minimum Gain" means an amount determined by first computing for each Company Nonrecourse Liability any gain the Company would realize if it disposed of any Company property subject to that liability for no consideration other than full satisfaction of the liability, and then aggregating the separately computed gains. The amount of Company Minimum Gain includes such minimum gain arising from a conversion, refinancing, or other change to a debt instrument, only to the extent a Member is allocated a share of that minimum gain. For any Fiscal Year, the net increase or decrease in Company Minimum Gain is determined by comparing the Company Minimum Gain on the last day of the immediately preceding Fiscal Year with the Minimum Gain on the last day of the current Fiscal Year. Notwithstanding any provision to the contrary contained herein, Company Minimum Gain and increases and decreases in Company Minimum Gain are intended to be computed in accordance with Section 704 of the Code and the Regulations issued thereunder, as the same may be issued and interpreted from time to time and shall be interpreted consistently therewith.

Section 1.6   "Company Nonrecourse Liability" means a Company Liability to the extent that no Member or Related Person bears the economic risk of loss (as defined in Regulation § 1.752-2) with respect to the liability.

Section 1.7   "Depreciation" means, for each taxable year, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to assets for such taxable year, except that if the Gross Asset Value of the assets differs from its adjusted basis for federal income tax purposes at the beginning of such taxable year, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization or other cost recovery deduction for such taxable year bears to such beginning adjusted tax basis; provided, however, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such taxable year is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Manager.

Section 1.8   "Gross Asset Value" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(a)   The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the fair market value of such asset, as determined by the Manager in itsreasonable discretion;

(b)   The Gross Asset Values of all Company Assets shall be adjusted to equal their respective fair market values (as determined by the Manager in itsreasonable discretion) as of the following:

(i)   The acquisition of additional Membership Interests by any new or existing Member in exchange for more than a de minimis Capital Contribution if the Manager reasonably determine that such adjustment is necessary or appropriate to reflect the relative Economic Interests of the Members in the Company;

(ii) The distribution by the Company to a Member of more than a de minimis amount of Company property as consideration for a Membership Interest if the Manager reasonably determines that such adjustment is necessary or appropriate to reflect the relative Economic Interests of the Members in the Company; and

(iii) The liquidation of the Company within the meaning of Regulation § 1.704-1(b)(2)(ii)(g).

(c) The Gross Asset Value of any Company Assets distributed to any Member shall be the gross fair market value of such asset, as determined by the Manager in itsreasonable discretion, on the date of such distribution; and

(d) The Gross Asset Values of Company Assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Section 734(b) or Section 743(b) of the Code, but only to the extent that such adjustments are taken into account in determining capital accounts pursuant to Regulation § 1.704-1(b)(2)(iv)(m); provided, however, that Gross Asset Values shall not be adjusted pursuant to this subsection (d) to the extent that the Manager determines that an adjustment pursuant to subsection (b) is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this subsection (d).

If the Gross Asset Value of an asset has been determined or adjusted pursuant to subparagraphs (a), (b), or (d) hereof, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

Section 1.9 "Partially Adjusted Capital Account" means with respect to any Member and any Fiscal Year (or any other allocation period), the Capital Account of such Member at the beginning of such Fiscal Year, increased by all Capital Contributions during such year and all special allocations of income and gain pursuant to Section 2.1(b) and Section 2.2 of this Exhibit "C" with respect to such Fiscal Year, and decreased by all distributions during such Fiscal Year and all special allocations of losses and deductions pursuant to Section 2.1(b) and Section 2.2 of this Exhibit "C", but before giving effect to any allocation of Profits or Losses for such Fiscal Year pursuant to Section 2.1(a) of this Exhibit "C".

Section 1.10 "Profits and Losses" means, for each Fiscal Year or other applicable period of the Company, an amount equal to the Company's taxable income or loss for such year or period and shall be determined in accordance with Section 703(a) of the Code (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code shall be included in taxable income or loss), with the following adjustments:

(a) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses pursuant hereto shall be added to such taxable income or loss;

(b) Any expenditures of the Company described in Section 705(a)(2)(B) of the Code or treated as Section 705(a)(2)(B) expenditures pursuant to Regulation § 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses pursuant hereto, shall be subtracted from such taxable income or loss;

(c) In the event the Gross Asset Value of any Company Asset is adjusted (as provided in clause (b) or (c) of the definition of Gross Asset Value herein), the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits or Losses;

(d) Gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value; and

(e) In lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Fiscal Year or other period.

To the extent that an adjustment to the adjusted tax basis of any Company Asset pursuant to Code Section 734(b) or Code Section 743(b) is required pursuant to Regulation § 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as the result of a Distribution other than in liquidation of a Member's interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Profits or Losses.

Notwithstanding any other provision of this Agreement, any items that are specially allocated pursuant to Exhibit "C" shall not be taken into account in computing Profits and Losses.

Section 1.11 "Related Person" means a person having a relationship to a Member that is described in Regulation § 1.752-4(b).

Section 1.12 "Target Capital Account" means, with respect to any Member and any Fiscal Year (or any other allocation period), an amount (which may be either a positive or a deficit balance) equal to the hypothetical distribution (as described in the next paragraph) that such Member would receive, minus the Member's share of partner minimum gain determined pursuant to Regulation § 1.704-2(g), and minus the Member's share of the partner nonrecourse debt minimum gain determined in accordance with Regulation § 1.704-2(i)(5), all computed immediately prior to the hypothetical sale described below.

The hypothetical distribution to a Member is equal to the amount that would be received by such Member if all Company Assets were sold for cash on the last day of such Fiscal Year (or any other allocation period) equal to their Gross Asset Value, all Company liabilities were satisfied to the extent required by their terms (limited, with respect to each "partner nonrecourse liability" and "partner nonrecourse debt" as defined in Regulation § 1.704-2(b)(4), to the Gross Asset Value of the assets securing such liability), and the net assets of the Company were distributed in full to the Members pursuant to Section 6.4 of the Agreement, all as of the last day of such Fiscal Year (or other allocation period).

ARTICLE II
ALLOCATION OF PROFITS AND LOSSES

Section 2.1 Allocation of Profits and Losses.

(a) Except as otherwise required by Section 704 of the Code and the Regulations thereunder, and except as provided in Section 2.1(b) and Section 2.2 of this Exhibit "C", Profits and Losses, as the case may be, and each item of income, gain, loss and deduction entering into the computation thereof, for each Fiscal Year (or other allocation period) shall be allocated as follows:

64

(i) Profits. Profits, and each item of Company income, gain, loss or deduction entering into the computation thereof, for each Fiscal Year shall be allocated to the Members so as to reduce, proportionally, the difference between their respective Target Capital Accounts and Partially Adjusted Capital Accounts for such Fiscal Year (or other allocation period). No portion of the Profits for any Fiscal Year shall be allocated to a Member whose Partially Adjusted Capital Account is greater than or equal to its Target Capital Account for such Fiscal Year.

(ii) Losses. Losses, and each item of Company income, gain, loss or deduction entering into the computation thereof, for each Fiscal Year shall be allocated to the Members so as to reduce, proportionally, the difference between their respective Partially Adjusted Capital Accounts and Target Capital Accounts for such Fiscal Year. No portion of the Losses for any Fiscal Year shall be allocated to the Member whose Target Capital Account is greater than or equal to its Partially Adjusted Capital Account for such Fiscal Year.

(b) The allocations of Profits and Losses pursuant to Section 2.1(a) shall be subject to the following special adjustments:

(i) If the Company has Profits for any Fiscal Year (determined prior to giving effect to this Section 2.1(b)), each Member whose Partially Adjusted Capital Account is greater than its Target Capital Account for such Fiscal Year shall be specially allocated items of the Company's expense or loss for such Fiscal Year equal to the difference between its Target Capital Account and its Partially Adjusted Capital Account. In the event the Company has insufficient items of expense or losses for such Fiscal Year to satisfy the previous sentence with respect to all such Members, the available items of expense or loss shall be divided among such Members in proportion to such differences.

(ii) If the Company has Losses for any Fiscal Year (determined prior to giving effect to this Section 2.1(b)), each Member whose Target Capital Account is greater than its Partially Adjusted Capital Account for such Fiscal Year shall be specially allocated items of Company income or gain for such Fiscal Year equal to the difference between its Target Capital Account and its Partially Adjusted Capital Account. In the event the Company has insufficient items of income or gain for such Fiscal Year to satisfy the previous sentence with respect to all such Members, the available items of income or gain shall be divided among the Members in proportion to such differences.

(iii)   The availability of items of income, gain, expense, or loss to be specifically allocated pursuant to this Section 2.1(b) shall be determined after giving full effect to all of the provisions of Section 2.2 of this Exhibit "C".

Section 2.2   Other Allocation Provisions.

(a)   Notwithstanding any other provision of this Article II to the contrary, items of Company income and gain shall be allocated so as to comply with the minimum gain chargeback requirements of Regulation §§ 1.704-2(f) and 1.704-2(i)(4).

(b)   If during any Fiscal Year a Member unexpectedly receives an adjustment, allocation or distribution described in Regulation § 1.704-1(b)(2)(ii)(d)(4), (5) or (6), which causes or increases a deficit balance in the Member's Adjusted Capital Account, there shall be allocated to the Member items of income and gain (consisting of a pro rata portion of each item of Company income, including gross income, and gain for such year) in an amount and manner sufficient to eliminate such deficit as quickly as possible. The foregoing is intended to be a "qualified income offset" provision as described in Regulation § 1.704-1(b)(2)(ii)(d) and shall be interpreted and applied in all respects in accordance with that Regulation.

(c)   Notwithstanding anything to the contrary in this Article II, Company losses, deductions, or Code Section 705(a)(2)(B) expenditures that are attributable to a particular partner nonrecourse liability shall be allocated to the Member that bears the economic risk of loss for the liability in accordance with the rules of Regulation § 1.704-2(i).

(d)   Notwithstanding   any   provision   of Section 2.1(a)(ii) of this Exhibit "C", no allocation of Losses shall be made to a Member if it would cause the Member to have a negative balance in its Adjusted Capital Account. Allocations of Losses that would be made to a Member but for this Section 2.2(d) shall instead be made to other Members pursuant to Section 2.1(a)(ii) of this Exhibit "C" to the extent not inconsistent with this Section 2.2(d). To the extent allocations of Losses cannot be made to any Member because of this Section 2.2(d), such allocations shall be made to the Members in accordance with Section 2.1(a)(ii) of this Exhibit "C" notwithstanding this Section 2.2(d).

(e)   To the extent that any item of income, gain, loss or deduction has been specially allocated pursuant to paragraphs

(b) or (d) of this Section 2.2 and such allocation is inconsistent with the way in which the same amount otherwise would have been allocated under Section 2.1 of this Exhibit "C", subsequent allocations under Section 2.1 of this Exhibit "C" shall be made, to the extent possible and without duplication, in a manner consistent with paragraphs (a), (b), (c) or (d), which negate as rapidly as possible the effect of all such inconsistent allocations under said paragraphs (b) or (d).

(f) Solely for the purpose of adjusting the Capital Accounts of the Members, and not for tax purposes, if any property is distributed in kind to any Member, the difference between its fair market value (as determined by the Manager or the liquidating agent, as the case may be, in its reasonable discretion) and its book value at the time of distribution shall be treated as gain or loss recognized by the Company and allocated pursuant to the provisions of Section 2.1 of this Exhibit "C".

(g) Any allocations made pursuant to this Article II shall be made in the following order:

(i) Section 2.2(a) of this Exhibit "C";
(ii) Section 2.2(b) of this Exhibit "C";
(iii) Section 2.2(c) of this Exhibit "C";
(iv) Section 2.2(e) of this Exhibit "C"; and
(v) Section 2.1 of this Exhibit "C", as modified by Section 2.2(d) of this Exhibit "C".

These provisions shall be applied as if all distributions and allocations were made at the end of the Fiscal Year. Where any provision depends on the Capital Account of any Member, that Capital Account shall be determined after the operation of all preceding provisions for the year. These allocations shall be made consistently with the requirements of Regulation § 1.704-2(j).

Section 2.3   Allocations for Income Tax Purposes.   The income, gains, losses, deductions and credits of the Company for Federal, state and local income tax purposes shall be allocated in the same manner as the corresponding items entering into the computation of Profits and Losses were allocated pursuant to Sections 2.1 and 2.2 of this Exhibit "C"; provided that solely for Federal, state and local income and franchise tax purposes and not for book or Capital Account purposes, income, gain, loss and deduction with respect to property properly carried on the Company's books at a value other than its tax basis shall be allocated (i) in the case of property contributed in kind, in accordance with the requirements of Section 704(c) of the Code and such Regulations as may be promulgated thereunder from time to time, and (ii) in the case of other property, in accordance with the principles of Section 704(c) of the Code and the Regulations thereunder as incorporated among the requirements of the relevant provisions of the Regulations under Section 704(b) of the Code. Any elections or other decisions relating to such allocations shall be made by the Manager.

Section 2.4   <u>Excess Nonrecourse Liability Safe Harbor</u>. Pursuant to Regulation § 1.752-3(a)(3), solely for purposes of determining each Member's proportionate share of the "excess nonrecourse liabilities" of the Company (as defined in Regulation § 1.752-3(a)(3)), the Members' respective interests in Company profits shall be their respective Percentage Interests.

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